Exhibit 99.22

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

AND

MANAGEMENT INFORMATION CIRCULAR OF

IMMUNOVACCINE INC.

March 31, 2017

Suite 412	Tel (902) 492-1819
#53-1344 Summer Street	Fax (902) 492-0888
Halifax, Nova Scotia	Web: http://www.imvaccine.com/
B3H 0A8

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual and special meeting of the shareholders (the “Meeting”) of Immunovaccine Inc. (the “Corporation”) will be held at the Innovation Enterprise Centre, 1344 Summer Street, in Halifax, Nova Scotia, Canada, at 12:30 pm AST, on May 10, 2017, for the purposes of:

1.	receiving the financial statements of the Corporation for the year ended December 31, 2016 and the report of the auditor thereon;

2.	electing directors for the ensuing year;

3.	appointing auditor and authorizing the directors to fix its remuneration;

4.	adopting a resolution, the text of which is set out in Schedule “A” to the management information circular of the Corporation dated March 31, 2017 (the “Circular”), approving, ratifying and confirming an increase of the number of common shares of the Corporation reserved for issuance under the Corporation’s stock option plan;

5.	adopting a resolution, the text of which is set out in Schedule “C” to the Circular, approving, ratifying and confirming the adoption of a deferred share unit (“DSU”) plan by the Corporation (the “DSU Plan”), as more particularly described in the Circular;

6.	adopting a resolution, the text of which is set out in Schedule “D” to the Circular, ratifying and confirming the grant of 399,842 DSUs, under the DSU Plan in compliance with the requirements of the Toronto Stock Exchange; and

7.	transacting such other business as may properly be brought before the Meeting.

Halifax, Nova Scotia, March 31, 2017

By order of the Board of Directors

(s)Pierre Labbé
Mr. Pierre Labbé
Chief Financial Officer

IMPORTANT

Shareholders may exercise their rights by attending the Meeting or by completing a form of proxy. If you are unable to attend the Meeting in person, please complete, date, and sign the enclosed form of proxy and return it in the envelope provided for that purpose. Proxies, to be valid, must be deposited at the office of the registrar and transfer agent of the Corporation, Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 no later than 48 hours, excluding Saturdays, Sundays and holidays, prior to the Meeting. Your Shares will be voted in accordance with your instructions as indicated on the form of proxy or, if no instructions are given on the form of proxy, the proxy holder will vote “IN FAVOUR” of each of the matters indicated above.

These security holder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the Corporation or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding your securities on your behalf. By choosing to send these materials to you directly, the Corporation (and not the intermediary holding your securities on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions. The Corporation or its agent is sending these materials directly to non-registered owners who are “non-objecting beneficial owners” as defined in Canadian securities laws.

IMMUNOVACCINE INC.

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES AND VOTING INSTRUCTIONS

The information contained in this management information circular (the “Circular”) is furnished in connection with the solicitation of proxies from registered owners of common shares (the “Shares”) of Immunovaccine Inc. (the “Corporation”, “we,” “our” and “us,” as the context requires) (and of voting instructions in the case of non-registered owners of Shares) to be used at the annual and special meeting of shareholders of the Corporation (the “Shareholders”) to be held on May 10, 2017 at 12:30 pm AST at the time and place and for the purposes set forth in the accompanying notice of meeting and at all adjournments, thereof (the “Meeting”). It is expected that the solicitation will be made primarily by mail, but proxies and voting instructions may also be solicited personally by our employees. The solicitation of proxies and voting instructions by this Circular is being made by or on behalf of our management. The total cost of the solicitation of proxies will be borne by us. The Corporation shall send directly to the non-objecting beneficial owners of Shares the proxy documents. The Corporation shall send indirectly the proxy documents to the objecting beneficial owners of Shares and shall reimburse brokers and other persons holding Shares on their behalf or on behalf of nominees, for reasonable costs incurred in sending the proxy documents to the objecting beneficial owners. The information contained in this Circular is given as at March 31, 2017, except where otherwise noted.

REGISTERED OWNERS

If you are a registered owner of Shares, you may vote in person at the Meeting or you may appoint another person to represent you as proxy holder and vote your Shares at the Meeting. If you wish to attend the Meeting, do not complete or return the enclosed form of proxy because you will vote in person at the Meeting. Please register with the transfer agent, Computershare Investor Services Inc., when you arrive at the Meeting.

Appointment of Proxies

If you do not wish to attend the Meeting, you should complete and return the enclosed form of proxy. The individuals named in the form of proxy are representatives of our management and are directors and officers of the Corporation. You have the right to appoint someone else to represent you at the Meeting. If you wish to appoint someone else to represent you at the Meeting, insert that other person’s name in the blank space in the form of proxy. The person you appoint to represent you at the Meeting need not be a shareholder of the Corporation. To be valid, proxies must be deposited with the Corporation either by using the enclosed return envelope or by faxing the proxy to Immunovaccine Inc., c/o Computershare Investor Services Inc., Facsimile: (902) 420-2764 not later than 12:30 pm AST on May 8, 2017 or, if the Meeting is adjourned, 48 hours, (excluding Saturdays, Sundays and holidays) before any adjourned Meeting.

Revocation

If you have submitted a proxy and later wish to revoke it you can do so by:

(a)	completing and signing a form of proxy bearing a later date and depositing it with Computershare Investor Services Inc. as described above;

(b)	depositing a document that is signed by you (or by someone you have properly authorized to act on your behalf): (i) at our registered office at Suite 412, #53-1344 Summer Street, Halifax, Nova Scotia, B3H 0A8 at any time up to the last business day preceding the day of the Meeting, or any adjournment of the Meeting, at which the proxy is to be used; or (ii) with the chair of the Meeting before the Meeting starts on the day of the Meeting or any adjournment of the Meeting;

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(c)	electronically transmitting your revocation in a manner permitted by law, provided that the revocation is received: (i) at our registered office at Suite 412, #53-1344 Summer Street, Halifax, Nova Scotia, B3H 0A8 at any time up to and including the last business day preceding the day of the Meeting, or any adjournment of the Meeting, at which the proxy is to be used; or (ii) by the chair of the Meeting before the Meeting starts on the day of the Meeting or any adjournment of the Meeting; or

(d)	following any other procedure that is permitted by law.

Voting of Proxies

In connection with any ballot that may be called for, the management representatives designated in the enclosed form of proxy, or any other person you may have appointed, will vote or withhold from voting your Shares in accordance with the instructions you have indicated on the proxy and, if you specify a choice with respect to any matter to be acted upon, the Shares will be voted accordingly. In the absence of any direction, your Shares will be voted by the management representatives IN FAVOUR of the election of each director, IN FAVOUR of the appointment of the auditor, IN FAVOUR of the resolution approving the amendment to the stock option plan, IN FAVOUR of the resolution approving the deferred share unit plan and IN FAVOUR of the resolution ratifying the grant of deferred share units.

The management representatives designated in the enclosed form of proxy have discretionary authority with respect to amendments to or variations of matters identified in the accompanying notice of meeting and with respect to other matters that may properly come before the Meeting. At the date of this Circular, our management knows of no such amendments, variations or other matters.

NON-REGISTERED OWNERS

If your Shares are registered in the name of a depository (such as The Canadian Depository for Securities Limited) or an intermediary (such as a bank, trust company, securities dealer or broker, or trustee or administrator of a self administered RRSP, RRIF, RESP or similar plan), you are a non-registered owner.

Only registered owners of Shares, or the persons they appoint as their proxies, are permitted to attend and vote at the Meeting. If you are a non-registered owner, you are entitled to direct how the Shares beneficially owned by you are to be voted or you may obtain a form of legal proxy that will entitle you to attend and vote at the Meeting.

In accordance with Canadian securities law, we have distributed copies of the notice of meeting, this Circular and the 2016 financial statements of the Corporation (collectively, the “Meeting Materials”) to the intermediaries for onward distribution to non-registered owners who have not waived their right to receive them. Typically, intermediaries will use a service company (such as Broadridge Investor Communications Solutions) to forward the Meeting Materials to non-registered owners.

If you are a non-registered owner and have not waived your right to receive Meeting Materials, you will receive either a request for voting instructions or a form of proxy with your Meeting Materials. The purpose of these documents is to permit you to direct the voting of the Shares you beneficially own. You should follow the procedures set out below, depending on which type of document you receive.

A. Request for Voting Instructions.

If you do not wish to attend the Meeting (or have another person attend and vote on your behalf), you should complete, sign and return the enclosed request for voting instructions in accordance with the directions provided. You may revoke your voting instructions at any time by written notice to your intermediary, except that the intermediary may not be required to honour the revocation unless it is received at least seven days before the Meeting.

If you wish to attend the Meeting and vote in person (or have another person attend and vote on your behalf), you must complete, sign and return the enclosed request for voting instructions in accordance with the directions provided and a form of proxy will be sent to you giving you (or the other person) the right to attend and vote at the Meeting. You (or the other person) must register with the transfer agent, Computershare Investor Services Inc., when you arrive at the Meeting.

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OR

B. Form of Proxy.

The form of proxy has been signed by the intermediary (typically by a facsimile, stamped signature) and completed to indicate the number of Shares beneficially owned by you. Otherwise, the form of proxy is incomplete.

If you do not wish to attend the Meeting, you should complete the form of proxy in accordance with the instructions set out in the section titled “Registered Owners” above.

If you wish to attend the Meeting, you must strike out the names of the persons named in the proxy and insert your name in the blank space provided. To be valid, proxies must be signed and deposited at the office of the registrar and transfer agent of the Corporation, Computershare Investor Services Inc., no later than 48 hours prior to the Meeting or any adjournment thereof. You must register with the transfer agent, Computershare Investor Services Inc., when you arrive at the Meeting.

You should follow the instructions on the document that you have received and contact your intermediary promptly if you need assistance.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No person who has been a director or an executive officer of the Corporation nor any proposed nominee for election as a director of the Corporation at any time since the beginning of its last completed financial year, or any associate of any such director, officer or proposed nominee, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, except as disclosed in this Circular.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

As of March 31, 2017, the Corporation had 118,946,971 Shares issued and outstanding, being the only class of securities of the Corporation entitled to be voted at the Meeting. Each holder of Shares of record at the close of business on March 16, 2017, the record date established for notice of the Meeting, will be entitled to vote on all matters proposed to come before the Meeting on the basis of one vote for each Share held.

As at March 31, 2017, to the knowledge of our directors and officers, the following person beneficially owned, directly or indirectly, or exercised control or direction over, more than 10% of the voting shares of the Corporation.

Name and place of business	Number of shares held	Percentage
Ruffer LLP	16,503,087	13.87%
London, United Kingdom

BUSINESS TO BE TRANSACTED AT THE MEETING

Presentation of the Financial Statements

The financial statements of the Corporation, for the year ended December 31, 2016 and the auditor’s report thereon, will be presented to the Shareholders at the Meeting, but no vote with respect thereto is required or proposed to be taken.

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Election of Directors

The articles of the Corporation provide that the Board of Directors of the Corporation (the “Board”) shall consist of a minimum of one director and a maximum of 15 directors.

At the Meeting, management of the Corporation will propose that the Board be constituted of eight directors, all of whom to be elected annually. The directors elected at the Meeting shall remain in office until the dissolution of any shareholders’ meeting appointing their successors.

Majority Voting Policy

The Board has adopted a majority voting policy for the election of directors (the “Majority Voting Policy”). The form of proxy that accompanies this Circular enables Shareholders to vote in favour of, or to withhold their vote, separately for each director nominee. The voting results will be publicly disclosed promptly after the Meeting through a voting results report filed on the SEDAR website at www.sedar.com.

The Majority Voting Policy provides that, in an uncontested election, if a director nominee is not elected by at least a majority (50% +1 vote) of the votes cast by Shareholders with respect to his election, the director nominee will be considered by the Board not to have received the support of the Shareholders and such nominee must immediately submit his resignation to the Board, effective on acceptance by the Board. The Board will refer the resignation to the Compensation and Corporate Governance Committee for consideration.

Within 90 days following the applicable meeting of the Shareholders, the Board will determine whether to accept or reject the director resignation offer that has been submitted, on the recommendation of the Compensation and Corporate Governance Committee, and will promptly publicly disclose its decision via a press release. A director who so tenders his or her resignation will not participate in any discussion or action of the Compensation and Corporate Governance Committee or of the Board with respect to the decision to accept his or her resignation. In cases where the Board determines to reject the resignation, the reasons for its decision will also be disclosed. Absent exceptional circumstances that would warrant the continued service of the applicable director on the Board, the Board is expected to accept the resignation of said applicable director. If a resignation is accepted, the Board may appoint a new director to fill any vacancy, or may reduce the size of the Board.

The following table and the notes thereto state the names and places of residence of all persons proposed to be nominated for election as directors of the Corporation, the positions they hold with the Corporation, their principal occupations or employments during the past five years, the year such persons began to serve as directors of the Corporation and the number of Shares beneficially owned or over which control or direction is exercised by each of them as at March 31, 2017. Each director will hold office until the next annual meeting of shareholders or until his successor is duly elected, unless prior thereto the director resigns or the director’s office becomes vacant by reason of death or other cause.

Unless authority to vote is withheld, the persons named in the accompanying form of proxy intend to vote IN FAVOUR of the election of the eight nominees whose names are set forth hereafter.

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	Position			Shares Beneficially
Name and	Held with			Owned, Controlled or
Municipality of	the			Directed, Directly or
Residence	Corporation	Principal Occupation during Past Five Years	Director Since	Indirectly(5)
Andrew Sheldon(1) (Quebec, Quebec, Canada)	Chairman of the Board and Director	Head of Medicago New Ventures and formerly President and Chief Executive Officer of Medicago Inc. (biotech company)	April 14, 2016	112,000

Wade K. Dawe(2) (Halifax, Nova Scotia, Canada)	Director	Chairman and Chief Executive Officer of Fortune Bay Corp. Former President, Chief Executive Officer and Chairman of Brigus Gold Corp. (formerly Linear Gold Corp.) and Chairman of Stockport Exploration Inc. (formerly Linear Metals Corporation) (mining companies)	September 25, 2014(4)	4,181,107

James Hall(3) (Toronto, Ontario, Canada)	Director	Vice President of Callidus Capital Corporation (specialized asset-based lender to companies in Canada and the United States) President of James Hall Advisors Inc. (advisory firm)	February 22, 2010	118,788

Frederic Ors (Quebec, Quebec, Canada)	Chief Executive Officer and Director	Chief Executive Officer of Immunovaccine Inc. Former Chief Business Officer of Immunovaccine Inc. Vice President of Business development and Strategic Planning of Medicago Inc. (biotech company)	April 14, 2016	325,100

Wayne Pisano (2) (3) (Asbury, New Jersey, USA)	Director	Former President and Chief Executive Officer of VaxInnate (pandemic and influenza vaccine company) and Former President and Chief Executive Officer of Sanofi Pasteur (pediatric and adult vaccine manufacturing company)	October 17, 2011	138,200

Albert Scardino(2) (London, United Kingdom)	Director	Chairman of Auctionair Limited (on-line auction retailer); Vice-Chairman of The Tree Council (non-profit environmental policy organization); and Trustee of Media Standards Trust (non-profit that monitors ethical performance of UK news outlets)	July 29, 2010	6,698,695

Alfred Smithers (Halifax, Nova Scotia, Canada)	Director	President and Chief Executive Officer of Iona Resources Holdings Limited (investment company)	September 25, 2014	3,787,500

Shermaine Tilley (3) (Montréal, Québec, Canada)	Director	Managing Partner of CTI Life Sciences Fund (venture capital fund)	June 8, 2016	-

(1)	Mr. Sheldon is a non-voting member of the Compensation and Corporate Governance Committee and the Audit Committee.
(2)	Member of the Compensation and Corporate Governance Committee.
(3)	Member of the Audit Committee.
(4)	Mr. Dawe was first elected as director of the Corporation on May 18, 2007. Mr. Dawe did not stand for re-election at the 2014 annual general meeting of the Shareholders of the Corporation. However, he was reappointed as director on September 25, 2014.
(5)	The information as to the number of Shares beneficially owned or over which control is exercised, not being within the knowledge of the Corporation, has been furnished by each director individually as of March 31, 2017.

As at March 31, 2017, as a group, the Corporation’s directors and executive officers beneficially owned, directly or indirectly, or exercised control over an aggregate of 15,471,840 Shares of the Corporation representing 13.01% of the outstanding Shares.

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Biographies

Andrew (Andy) Sheldon, Chairman of the Board and Director

Mr. Sheldon has thirty years of experience in the pharmaceutical industry, and was named CEO of the Year by the Vaccine Industry Excellence awards at the World Vaccine Congress in April 2012. He is the head of Medicago New Ventures and was formerly President and Chief Executive Officer of Medicago Inc. Before joining Medicago Inc. in 2003, Mr. Sheldon served as Vice President, Sales and Marketing, of Shire Biologics. Mr. Sheldon has a bachelor’s degree in agricultural sciences from Université Laval, Québec City, and a bachelor’s of science degree with honors in biological sciences from the University of East Anglia, in Norwich, England.

Wade K. Dawe, Director

Mr. Dawe is an accomplished entrepreneur, financier and investor based in Halifax, Nova Scotia, Canada. He currently serves as Chairman of Pivot Technology Solutions Inc., a TSX listed company and Chairman and CEO of Fortune Bay Corp., a TSX listed company formed in 2014. Mr. Dawe has founded or co-founded a number of successful companies. He was recently Chairman & Chief Executive Officer of Brigus Gold Corp., a NYSE and TSX publically listed gold production company. Mr. Dawe holds a Bachelor of Commerce degree from Memorial University of Newfoundland (MUN), where he currently serves on the Advisory board to the Faculty of Business Administration. Mr. Dawe, a native of Newfoundland and Labrador, also serves on the Queen Elizabeth II Hospital Foundation and is a member of the Young Presidents’ Organization (YPO), an international organization for business leaders. He established and personally funds the annual James R. Pearcey Entrepreneurial Scholarship at MUN and recently funded DC Makes, a new entrepreneurship-based program at the Discovery Centre in Halifax, Nova Scotia.

James W. Hall, Director

Mr. Hall is Vice President of Callidus Capital Corporation – a specialized asset-based lender to companies in Canada and the United States. He is also President of James Hall Advisors Inc., a financial and management advisory firm. Prior to James Hall Advisors Inc., Mr. Hall was Chairman and Chief Executive Officer of Philadelphia-based pure-play newspaper company Journal Register Company, and served as Senior Vice President & Chief Investment Officer of private equity investment fund Working Ventures Canadian Fund Inc. from 1990 to 2002. Mr. Hall is a director of Atomic Energy of Canada Limited and Trustee of an OMERS Trust. A Chartered Professional Accountant (CPA, CA), Mr. Hall is a graduate of the Richard Ivey School of Business at Western University in London, Ontario.

Frederic Ors, Chief Executive Officer and Director

Mr. Frederic Ors has served as our Chief Executive Officer since April 2016. He brings over 19 years of experience in the biopharmaceutical industry, having served in a number of management roles encompassing business development, intellectual property, strategic planning, pre-marketing and communication. Before joining Immunovaccine, Mr. Ors spent 14 years at Medicago Inc. serving in many roles of increasing responsibility and most recently as Vice President of Business development and Strategic Planning. He also has served as second Vice-Chair of the Vaccine Industry Committee of Biotech Canada for five years between 2012 and 2016. Prior to Medicago Inc., he was licensing manager at the University Paris VII-Denis Diderot, one of the largest science and medical university in France. He has a B.Sc. degree in Biology and a Master degree in Management from the University of Angers (France).

Wayne Pisano, Director

Mr. Pisano has more than 30 years of experience as a pharmaceutical industry executive and was recognized in 2010 as Pharma Executive of the Year by the World Vaccine Congress. He has a depth of experience across the spectrum of commercial operations, public immunization policies and pipeline development. Mr. Pisano is a former president and CEO of Sanofi Pasteur, one of the largest vaccine companies in the world. He joined Sanofi Pasteur in 1997 and was promoted to President and CEO in 2007, the position he successfully held until his retirement in 2011. Post his retirement from Sanofi Pasteur, Mr. Pisano joined VaxInnate, a privately held biotech company, from January 2012 until November 2016 serving as president and CEO. Prior to joining Sanofi Pasteur, he spent 11 years with Novartis (formerly Sandoz). He has a bachelor’s degree in biology from St. John Fisher College, New York and an MBA from the University of Dayton, Ohio.

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Albert Scardino, Director

Mr. Scardino is a technology and media investor. He has extensive experience as a director of both for-profit and not-for-profit organizations, public and private, in the US and the UK. He was a correspondent, commentator and editor for The New York Times, The Guardian, The Independent, the BBC and Sky News. He has served as a communications director in political campaigns and government. He earned his bachelor’s degree at Columbia University and his master’s at the University of California, Berkeley.

Alfred (Fred) Smithers, Director

Mr. Smithers is the President and Chief Executive Officer of Iona Resources Holdings Limited. He was founder and former President and Chief Executive Officer of the Secunda Group of Companies. In 2003 Mr. Smithers was named one of the “Top 50 CEOs of Atlantic Canada”, and is a member of the Nova Scotia Business Hall of Fame. He received an Honorary Diploma from the Nova Scotia Community College and holds an Honorary Doctorate in Commerce from Saint Mary’s University. Mr. Smithers currently sits on the Board of Directors of the Dartmouth General Hospital, and is on the Advisory Board of Atlantic Signature Mortgage & Loan. He is a recipient of the Canadian Red Cross Humanitarian Award, an Officer of the Order of Canada, and the Honorary British Consul for the Maritimes.

Dr. Shermaine Tilley, Director

Shermaine Tilley is a Managing Partner at CTI Life Sciences Fund, a Montreal-based venture capital fund investing across Canada as well as in the U.S. Prior to joining CTI Life Sciences Fund in 2006, Dr. Tilley was Senior VP at DRI Capital Inc. (formerly Drug Royalty Corporation), the world’s first private equity firm doing royalty transactions in the biotech/pharma space. Before DRI Capital Inc., Dr. Tilley ran and managed a research laboratory, holding faculty positions at the NYU School of Medicine and Public Health Research Institute (PHRI), NY, and on the PHRI Board of Directors. Concomitantly with her tenure at NYU School of Medicine and PHRI, she consulted for the NIH Small Business Innovation Research (SBIR) program in immunology and infectious disease for 10 years. Dr. Tilley holds a Ph.D. in biochemistry from the Johns Hopkins University School of Medicine, an MBA from the University of Toronto, and is a member of the CFA Society of Toronto. She currently sits on the boards of CellAegis Devices, PHEMI, Xagenic Inc., Zymeworks Inc. and BIOTECanada.

Shareholding, Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Except as disclosed below and to the knowledge of the Corporation, none of the proposed directors of the Corporation is, as of the date hereof, or within 10 years before the date hereof, has been:

(a)	a director, chief executive officer or chief financial officer of any company (including the Corporation) that:

(i)	was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)	was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

(b)	a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

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(c)	has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromises with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

For the purposes of (a) above, “order” means a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, in each case that was in effect for a period of more than 30 consecutive days.

Except as disclosed below and to the knowledge of the Corporation, none of the proposed directors of the Corporation has been subject to:

(a)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Mr. James Hall was Chairman and Chief Executive Officer of Journal Register Corporation (“JRC”) on February 21, 2009 when it filed a voluntary petition for relief under the U.S. Bankruptcy Code (pre-negotiated joint Chapter 11 plan of reorganization). Mr. Hall left JRC in March 2009.

Appointment of Auditor

At the Meeting, the Shareholders will be asked to approve a resolution to appoint the auditor of the Corporation until the close of the next annual meeting of the Shareholders. The Board, upon the advice of the Audit Committee, recommends that PricewaterhouseCoopers LLP, chartered professional accountants of Halifax, Nova Scotia, be appointed as auditor of the Corporation. The appointment of PricewaterhouseCoopers LLP must be approved by a majority of the votes cast on the matter at the Meeting. PricewaterhouseCoopers LLP were first appointed auditor of the Corporation in 2003.

Unless authority to vote is withheld, the persons named in the accompanying form of proxy intend to vote IN FAVOUR of retaining PricewaterhouseCoopers LLP, chartered professional accountants of Halifax, Nova Scotia, as auditor of the Corporation to hold office until the next annual meeting of the Shareholders and to authorize the directors of the Corporation to determine the auditor’s remuneration.

Amendment to the Stock Option Plan

On March 7, 2017, the Board authorized, subject to Shareholder approval, the increase of the number of Shares reserved for issuance under the Corporation’s current stock option plan (the “Stock Option Plan”) by 1,900,000, so that the maximum number of Shares reserved for issuance is now 11,000,000, which represents 9.25% of total issued and outstanding Shares. The proposed amendment to the Stock Option Plan has been conditionally approved by the Toronto Stock Exchange (“TSX”).

As of the date hereof, there are outstanding options to purchase 5,643,947 Shares under the Stock Option Plan, representing 4.74% of the issued and outstanding Shares and 289,694 Shares remain available for future issuance under the Stock Option Plan, representing 0.24% of the issued and outstanding Shares. If the amendment to the Stock Option Plan is approved by the Shareholders at the Meeting, 2,189,694 Shares would remain available for future issuance under the Stock Option Plan, representing 1.84% of the issued and outstanding Shares of the Corporation.

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As the Corporation is an early stage development company and has not begun earning significant revenue from its operations, it is expected to continue to have limited cash resources and must preserve its cash. Therefore, equity-based incentive compensation is a critical component of the compensation offered to directors, officers, employees and consultants of the Corporation. Further, the Stock Option Plan continues to advance the interest of the Corporation by attracting the best candidates, encouraging the officers, employees, consultants to acquire Shares, encouraging such persons to remain associated with the Corporation, and furnishing such persons with an additional incentive in their efforts on behalf of the Corporation. For these reasons, the Board believes it is necessary to increase the number of Shares reserved for issuance under the Stock Option Plan, thereby allowing enough flexibility for the Corporation to continue using this important long-term compensation tool. See “Securities Authorized for Issuance Under Equity Compensation Plans – Stock Option Plan” on page 29 of this Circular for a summary of the material provisions of the Stock Option Plan.

At the Meeting, the Shareholders will be asked to approve a resolution (the “Stock Option Plan Resolution”) substantially attached as Schedule “A” to this Circular to approve, ratify and confirm the increase of the maximum number of Shares reserved for issuance under the Stock Option Plan. Pursuant to the requirements of the TSX, the Stock Option Plan Resolution requires the approval of a majority of the votes cast by the Shareholders at the Meeting. The Board has concluded that the amendment of the Stock Option Plan is in the best interest of the Corporation and its Shareholders. Accordingly, the Board unanimously recommends that Shareholders vote in favour of the Stock Option Plan Resolution.

Unless authority to vote is withheld, the persons named in the accompanying form of proxy intend to vote IN FAVOUR of the Stock Option Plan Resolution.

Deferred Share Unit Plan

Background

The Board’s past practice was to grant stock options to members of the Board who are not employees or officers of the Corporation or of its subsidiaries (the “Non-Executive Directors”) under the Stock Option Plan. In 2016, further to a review by the Board of its Non-Executive Director compensation practices, the Board determined it would no longer grant stock options to Non-Executive Directors as compensation and elected to assess other compensation methods. Following its assessment, the Board adopted, subject to Shareholder approval, a deferred share unit plan (the “DSU Plan”) pursuant to which the Board may grant deferred share units (“DSUs” or “Deferred Share Units”) to Non-Executive Directors. The Board believes the DSU Plan will achieve a better alignment of the interest of Non-Executive Directors with those of its Shareholders.

If the DSU Plan is approved by Shareholders at the Meeting, the maximum number of Shares which the Corporation will be entitled to issue from treasury in connection with the redemption of DSUs granted under the DSU Plan will be 1,500,000 Shares, which represents 1.26% of total issued and outstanding Shares. The Corporation will be entitled to issue from treasury an aggregate maximum of 13,100,000 Shares under all security based compensation arrangements of the Corporation, namely (i) 1,500,000 Shares under the DSU Plan; (ii) 11,000,000 Shares under the Stock Option Plan if the Stock Option Plan Resolution is approved by Shareholders at the Meeting; (iii) 200,000 Shares under the CMO Options (see “Compensation Discussion and Analysis – Components of Executive Compensation – Long-term Incentive and Retention Program – Employee Inducement Options” on page 23 of this Circular); and (iv) 400,000 stock options granted to Mr. Pierre Labbé on January 31, 2017 in connection with his appointment as Chief Financial Officer of the Corporation, which represents 11.01% of total issued and outstanding Shares. 399,842 Shares may be issued upon the redemption of 399,842 DSUs outstanding as of March 31, 2017, which represents 0.34% of total issued and outstanding Shares. No DSUs have been redeemed as of the date of this Circular.

At the Meeting, Shareholders will be asked to approve a resolution (the “DSU Plan Resolution”) substantially in the form attached as Schedule “C” to this Circular to approve, ratify and confirm (a) the DSU Plan; and (b) the issuance of up to 1,500,000 Shares on the exercise of DSUs under the DSU Plan.

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Summary of DSU Plan

The following is a summary of the material provisions of the DSU Plan. This summary does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the DSU Plan, the full text of which is set out in Schedule “B” to this Circular.

Purpose

The purpose of the DSU Plan is to provide Non-Executive Directors with an opportunity to receive a portion or all of their compensation in Deferred Share Units. The DSU Plan aims to align the interests of Non-Executive Directors with those of the Shareholders. The DSU Plan is meant to qualify under paragraph 6801(d) of the Income Tax Regulations (Canada) and consequently will not be a salary deferral arrangement or an employee benefit plan as those terms are defined in subsection 248(1) of the Income Tax Act (Canada).

Eligible Participants

Any director of the Corporation who is not an employee or officer of the Corporation or of its subsidiaries is eligible to be credited with Deferred Share Units under the DSU Plan.

Administration

The DSU Plan will be administered by the Board, which will have full authority to interpret the DSU Plan, to establish, amend and rescind any rules and regulations relating to the DSU Plan and to make such determinations as it deems necessary or desirable for the administration of the DSU Plan. The Board may require that any person which participates in the DSU Plan provide certain representations, warranties and certifications to the Corporation to satisfy the requirements of applicable laws. All actions taken and decisions made by the Board in this regard will be final, conclusive and binding on all parties concerned, including, but not limited to, the Corporation, the Non-Executive Directors and their legal representatives. The Board may delegate to any director, officer or employee of the Corporation such of the Board’s duties and powers relating to the DSU Plan as the Board may see fit.

Elections

Each year, a Non-Executive Director may elect to receive up to 100% of his or her annual board retainer, and fees for chairing the Board, a committee of the Board or being a member of a committee (collectively, the “Fees”), but not less than 50% of his or her Fees, in the form of DSUs with the balance to be paid in cash. The Corporation will grant, in respect of each Non-Executive Director, that number of DSUs as is determined by dividing the amount of Fees that, but for an election, would have been paid to the Non-Executive Director, by the volume-weighted average trading price calculation per Share for the five (5) trading days immediately preceding the award date, being the last day of each of March, June, September and December (the “Fair Market Value”), and will credit the Non-Executive Director’s account with such DSUs.

Discretionary Grants

The Board may from time to time award Deferred Share Units to a Non-Executive Director. The number of Deferred Share Units to be credited as of the Award Date in respect of a discretionary grant will be such number of Deferred Share Units as the Board in its discretion determines to be appropriate in the circumstances.

Vesting

Deferred Share Units will vest immediately upon being credited to a Non-Executive Director’s account.

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Redemption of DSUs

DSUs credited to the Non-Executive Director’s account may only be redeemed in the event of the cessation of a Non-Executive Director’s directorship for any reason, including such person’s death (the “Termination”). Each Deferred Share Unit is equivalent in value to a Share.

Upon redemption, the Corporation will issue to the person a number of Shares from treasury equal to the number of DSUs credited in the account, less the number of Shares that results by dividing the aggregate amount of any federal, provincial, local or foreign taxes and other amounts required by law to be withheld (the “Applicable Withholding Taxes”) by the Fair Market Value as of the date of redemption. Instead of issuing Shares from treasury, the Corporation may elect, in its sole discretion, to pay to the person an amount of money determined by multiplying the number of DSUs credited in the account by the Fair Market Value as of the date of redemption, net of any Applicable Withholding Taxes, by cheque, upon redemption. All Deferred Share Units will expire and terminate upon such issuance of Shares or upon such payment, as the case may be.

Insider Limitations

During any 12 month period, the number of Shares issued from treasury to insiders under the DSU Plan or any other security based compensation arrangement (as such term is defined in the Toronto Stock Exchange Company Manual) of the Corporation, including the Stock Option Plan, will not exceed 10% of the issued and outstanding Shares; and the number of Shares issuable from treasury to insiders, at any time, under the DSU Plan or any other security based compensation arrangement of the Corporation, including the Stock Option Plan, will not exceed 10% of the issued and outstanding Shares.

Individual Limitations

The DSU Plan does not provide for a maximum number of Shares which may be issued to an individual pursuant to the redemption of DSUs.

Number of Shares Reserved for Issuance

Subject to adjustment in accordance with the DSU Plan, the maximum number of Shares which the Corporation may issue from treasury in connection with the redemption of Deferred Share Units granted under the DSU Plan will be 1,500,000 Shares.

Termination

The Board may, at any time, suspend or terminate the DSU Plan.

Adjustments

The number of Deferred Share Units standing to the credit of an Account will also be appropriately adjusted to reflect the payment of dividends in Shares (other than dividends in the ordinary course), the subdivision, consolidation reclassification, conversion or exchange of the Shares, or a merger, consolidation, recapitalization, reorganization, spin off or any other change or event which affects the Fair Market Value and which, in the sole discretion of the Board, necessitates action by way of adjustment to the number of Deferred Share Units. The appropriate adjustment in any particular circumstance will be conclusively determined by the Board in its sole discretion, subject to acceptance by the TSX, if applicable.

Assignability

The rights of a Non-Executive Director pursuant to the terms of the DSU Plan are non-assignable or alienable by him or her either by pledge, assignment or in any other manner, and after his or her lifetime will enure to the benefit of and be binding upon the Non-Executive Director’s estate. The rights and obligations of the Corporation under the DSU Plan may be assigned by the Corporation to a successor in the business of the Corporation.

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Amendments

The Board may, at any time, amend or revise the terms of the DSU Plan subject to the receipt of all necessary regulatory and Shareholders approvals, provided that no such amendment or revision will alter the terms of any Deferred Share Unit granted under the DSU Plan prior to such amendment or revision ..

Without limiting the generality of the foregoing, the Board may make the following types of amendments to the DSU Plan without seeking the approval of the Shareholders: (i) amendments to the definition of “Participant” or the eligibility requirements for participating in the DSU Plan, where such amendments would not have the potential of broadening or increasing insider participation; (ii) amendments to the manner in which Non-Executive Directors may elect to participate in the DSU Plan; (iii) amendments to the provisions of the DSU Plan relating to the redemption of DSUs and the dates for the redemption of the same, provided that no amendment will accelerate the redemption of a Non-Executive Director’s DSUs prior to the earlier of his or her Termination, subject to obtaining the required regulatory approvals; (iv) amendments of a “housekeeping” nature including, without limiting the generality of the foregoing, any amendment for the purpose of curing any ambiguity, error or omission in the DSU Plan or to correct or supplement any provision of the DSU Plan that is inconsistent with any other provision of the DSU Plan; (v) amendments necessary to comply with the provisions of applicable laws and the requirements of the TSX; (vi) amendments respecting the administration of the DSU Plan; (vii) amendments to the vesting provisions of the DSU Plan; (viii) amendments necessary to continuously meet the requirements of paragraph 6801(d) of the Income Tax Regulations (Canada) and to ensure that the DSU Plan is not a salary deferral arrangement or an employee benefit plan as those terms are defined in subsection 248(1) of the Income Tax Act (Canada); (ix) amendments necessary to suspend or terminate the DSU Plan; and (x) any other amendment, whether fundamental or otherwise, not requiring shareholders’ approval under applicable laws.

Notwithstanding the provisions of foregoing paragraph, the Board may not, without the approval of the Shareholders, make amendments to the DSU Plan for any of the following purposes: (i) to increase the maximum number of Shares that may be issued from treasury under the DSU Plan; (ii) to increase the maximum number of Shares that may be issued to insiders of the Corporation during any twelve month period; and (iii) to amend the amendment provisions set forth in the DSU Plan.

TSX Approval

The DSU Plan is subject to the approval of the TSX. The TSX has conditionally approved the DSU Plan and the listing of the 1,500,000 Shares reserved for issuance under the DSU Plan, subject to the receipt of Shareholder approval.

Shareholder Approval

At the Meeting, Shareholders will be asked to approve the DSU Plan Resolution in the form attached as Schedule “C” to this Circular. The ordinary resolution must be approved by a majority vote of the Shareholders. The DSU Plan will be terminated and the Ratification DSUs (as defined below) will be cancelled forthwith if the DSU Plan Resolution is not passed by the Shareholders at the Meeting.

The Board has concluded that the approval of (a) the DSU Plan in the form attached as Schedule “B” to this Circular; and (b) the issuance of up to 1,500,000 Shares upon redemption of DSUs under the DSU Plan is in the best interest of the Corporation and its Shareholders. Accordingly, the Board unanimously recommends that Shareholders entitled to vote on the DSU Plan Resolution, vote in favour of such DSU Plan Resolution.

Unless authority to vote is withheld, the persons named in the accompanying form of proxy intend to vote IN FAVOUR of the DSU Plan Resolution.

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Ratification of DSU Grants

The Board adopted on December 21, 2016 the DSU Plan. Please refer to the section “Business to be Transacted at the Meeting - Deferred Share Unit Plan - Summary of DSU Plan” on page 12 of this Circular for a summary of the main provisions of the DSU Plan. Since the DSU Plan was adopted, (i) 325,000 DSUs have been granted to Non-Executive Directors as transitional compensation (see “Director Compensation – Components of Director Compensation” on page 16 of this Circular) and (ii) 74,842 DSUs have been granted to Non-Executive Directors as payment of the portion of their Fees for the first quarter of 2017 that they elected to receive in the form of DSUs in accordance with the DSU Plan (collectively, the “Ratification DSUs”), subject to the approval of the DSU Plan by the Shareholders and ratification of the grant of the Ratification DSUs by the Shareholders at the Meeting. The following table presents details of the Ratification DSUs.

Name	Number of DSUs	Date of Grant

Andrew Sheldon	75,000	December 21, 2016

James W. Hall	50,000	December 21, 2016

Wade K. Dawe	50,000	December 21, 2016

Wayne Pisano	50,000	December 21, 2016

Albert Scardino	50,000	December 21, 2016

Alfred A. Smithers	50,000	December 21, 2016

Andrew Sheldon	13,655	March 31, 2017

James W. Hall	16,807	March 31, 2017

Wade K. Dawe	7,878	March 31, 2017

Wayne Pisano	13,393	March 31, 2017

Albert Scardino	15,756	March 31, 2017

Alfred A. Smithers	7,353	March 31, 2017

At the Meeting, the Shareholders will be asked to approve a resolution to ratify and confirm the grant of the Ratification DSUs substantially in the form set out in Schedule “D” to this Circular (the “Ratification Resolution”). Pursuant to the requirements of the TSX, the DSU Ratification Resolution requires the approval of a majority of the votes cast by the Shareholders at the Meeting. Until the DSU Ratification Resolution is passed, the Ratification DSUs may not vest. If the DSU Ratification Resolution is not passed, all the Ratification DSUs will be cancelled forthwith.

The Board has concluded that the grant of the Ratification DSUs under the DSU Plan is in the best interest of the Corporation and its Shareholders. Accordingly, the Board unanimously recommends that Shareholders entitled to vote on the Ratification Resolution, vote in favour of such Ratification Resolution.

Unless authority to vote is withheld, the persons named in the accompanying form of proxy intend to vote IN FAVOUR of the Ratification Resolution.

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DIRECTOR COMPENSATION

Components of Director Compensation

Non-Executive Directors are entitled to receive an annual board retainer, and fees for chairing the Board, a committee of the Board or being a member of a committee (collectively, the “Fees”). Fees were paid to Non-Executive Directors during the year ended December 31, 2016 on the following basis:

Fees
Chairman of the Board:	$60,000
All other Directors:	$30,000
Chairman of Finance Committee(1):	$20,000
Chairman of Audit Committee:	$10,000
Chairman of Corporate Governance and Compensation Committee:	$10,000
Committee Member:	$5,000

(1) The Finance Committee was dissolved as of June 30, 2016.

In addition to the Fees described above, the Board’s past practice was to grant stock options to Non-Executive Directors under the Corporation’s Stock Option Plan. In 2016, further to a review by the Board of its Non-Executive Director compensation practices, the Board determined it would no longer grant stock options to Non-Executive Directors as compensation and elected to assess other compensation methods. Following its assessment, the Board chose to adopt a DSU Plan, which it believes will achieve a better alignment of the interest of Non-Executive Directors with those of its Shareholders. Accordingly, no stock options were granted to Non-Executive Directors for the year ended December 31, 2016, and, as transitional compensation, the Chairman of the Board and the other Non-Executive Directors were paid in December 2016 an additional $54,000 and $36,000, respectively, by the issuance of DSUs. Starting in 2017, Non-Executive Directors will be required to elect to receive at least 50% of their Fees in the form of DSUs with the balance of their Fees to be paid in cash.

Director Compensation Table

Annual retainers and share-based awards were earned by the members of the Board who are not employees or officers of the Corporation on the following basis during the year ended December 31, 2016.

		Option-		Non-equity
	Fees	based	Share-based	Incentive Plan		All Other
	Earned	Awards	Awards(1)(2)	Compensation	Pension Value	Compensation	Total
Name	($)	($)	($)	($)	($)	($)	($)
Wade K. Dawe	45,000	Nil	36,000	Nil	Nil	Nil	81,000

James Hall	42,500	Nil	36,000	Nil	Nil	Nil	78,500

Wayne Pisano	45,000	Nil	36,000	Nil	Nil	Nil	81,000

Albert Scardino(4)	46,250	Nil	36,000	Nil	Nil	Nil	82,250

Andrew Sheldon(4)	49,583	Nil	54,000	Nil	Nil	Nil	103,583

Alfred Smithers	32,500	Nil	36,000	Nil	Nil	Nil	68,500

Bradley Thompson(3)	14,396	Nil	Nil	Nil	Nil	Nil	14,396

Shermaine Tilley (5)	Nil	Nil	Nil	Nil	Nil	Nil	Nil

(1)	Deferred share units vest immediately on the date of grant.
(2)	The fair value of the deferred share units granted is determined by multiplying the number of deferred share units awarded by the volume-weighted average trading price calculation per Share ($0.72) for the five trading days immediately preceding the award date, December 21, 2016.
(3)	Bradley Thompson resigned from the Board effective May 6, 2016.
(4)	Andrew Sheldon joined the Board and replaced Albert Scardino as Chairman effective April 15, 2016.
(5)	Shermaine Tilley is not entitled to receive compensation as a result of the policies of CTI Life Sciences Fund, a shareholder of the Corporation.

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Outstanding Share-Based Awards and Option-Based Awards

The following table presents details of all outstanding option-based awards and share-based awards to the Board as at December 31, 2016.

	Option-based Awards				Share-based Awards
							Market or
	Number of					Market or	payout value of
	securities			Value of	Number of	payout value of	share-based
	underlying	Option		unexercised	shares or units	Share-based	awards not paid
	unexercised	exercise		in-the-money	of shares that	awards that have	out or
	options	price	Option expiration	options	have not vested	not vested	distributed
Name	(#)	($)	date	($)(1)	(#)	($)	($)(2)
Wade K. Dawe	10,000	1.000	03/31/2017	-	N/A	N/A	36,000
	10,000	1.000	03/31/2018	-
	10,000	1.000	03/31/2019	-
	35,000	0.400	03/09/2017	9,800
	35,000	0.280	04/30/2018	14,000
	50,000	0.740	01/17/2019	-
	50,000	0.660	02/02/2020	1,000
James W. Hall	35,000	0.400	03/09/2017	9,800	N/A	N/A	36,000
	35,000	0.280	04/30/2018	14,000
	50,000	0.740	01/17/2019	-
	50,000	0.660	02/02/2020	1,000
Wayne Pisano	35,000	0.400	03/09/2017	9,800	N/A	N/A	36,000
	50,000	0.740	01/17/2019	-
	50,000	0.660	02/02/2020	1,000
Albert Scardino	N/A	N/A	N/A	N/A	N/A	N/A	36,000
Andrew Sheldon	N/A	N/A	N/A	N/A	N/A	N/A	54,000
Alfred Smithers	50,000	0.790	09/25/2019	-	N/A	N/A	36,000
	50,000	0.660	02/02/2020	1,000
Bradley Thompson(3)	50,000	0.740	01/17/2019	-	N/A	N/A	N/A
	50,000	0.660	02/02/2020	1,000
Shermaine Tilley(4)	N/A	N/A	N/A	N/A	N/A	N/A	N/A

(1)	The value of the unexercised in-the-money options at the financial year-end is the difference between the closing price of the Shares on December 31, 2016 ($0.68) on the TSX and their respective exercise prices.
(2)	The value of the share-based awards not paid out or distributed is determined by multiplying the number of deferred share units awarded by the volume-weighted average trading price calculation per share for the five trading days immediately preceding their grant date.
(3)	Bradley Thompson resigned from the Board effective May 6, 2016.
(4)	Shermaine Tilley is not entitled to receive compensation as a result of the policies of CTI Life Sciences Fund, a shareholder of the Corporation.

Incentive Plan Awards – Value Vested or Earned during the year ended December 31, 2016

The table below presents the value vested during the year ended December 31, 2016 of all awards to the directors of the Corporation and the value earned during the year ended December 31, 2016 for awards to the directors of the Corporation under non-equity incentive plans.

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	Option-Based Awards - Value		Non-equity Incentive Plan
	Vested During 2016	Share-Based Awards - Value	Compensation - Value Earned
Name	($)	Vested During 2016	during 2016
Wade K. Dawe	5,225	36,000	N/A

James W. Hall	5,225	36,000	N/A

Wayne Pisano	5,225	36,000	N/A

Albert Scardino	7,838	36,000	N/A

Andrew Sheldon	N/A	54,000	N/A

Alfred Smithers	6,947	36,000	N/A

Bradley Thompson(1)	5,225	N/A	N/A

Shermaine Tilley(2)	N/A	N/A	N/A

(1)	Bradley Thompson resigned from the Board effective May 6, 2016.
(2)	Shermaine Tilley is not entitled to receive compensation as a result of the policies of CTI Life Sciences Fund, a shareholder of the Corporation.

COMPENSATION DISCUSSION AND ANALYSIS

Compensation philosophy

The Corporation’s executive compensation program is based on the philosophy that in order to enhance long-term shareholder value, a strong and motivated leadership team must exist whose interests are aligned with the Corporation’s strategic goals.

To build and retain a high performing leadership team, the Corporation needs to be competitive with other comparable clinical-stage biotechnology companies. To enable the Corporation to attract and retain talent, compensation must balance fixed and variable components including strong base salaries along with both long- and short-term incentives that are tied to objective performance goals. The intent is to reward executives for demonstrated leadership and the achievement of strategic goals. By having these components of compensation in place, the executive leaders will focus on attaining the corporate performance goals, thereby creating success for the Corporation and creating value for our Shareholders.

Members of Compensation and Corporate Governance Committee

The members of the Compensation and Corporate Governance Committee are currently Mr. Wayne Pisano (Chairman), Mr. Wade Dawe and Mr. Albert Scardino. Mr. Andrew Sheldon attends the meetings of the Compensation and Corporate Governance Committee as a non-voting member. Mr. Pisano, Mr. Dawe and Mr. Scardino are all independent.

The education and related experience (as applicable) of each current Compensation and Corporate Governance Committee member is described below:

Wayne Pisano – Mr. Pisano is the former Chief Executive Officer of VaxInnate, a pandemic and influenza vaccine company. He also was the Chief Executive Officer of Sanofi Pasteur for over 3.5 years and had direct responsibility in evaluating the compensation levels for other executive officers.

Wade Dawe – Mr. Dawe, as Chairman and Chief Executive Officer of Fortune Bay Corp., is responsible for ensuring compensation levels are competitive and in line with the company’s business strategy. He is also the Chairman and Director of Stockport Exploration Inc. and former Chairman and Chief Executive Officer of Brigus Gold Corp.

Albert Scardino – Mr. Scardino has extensive experience as a director of both for-profit and not-for-profit organizations, public and private, in the US and the UK.

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Role of Compensation and Corporate Governance Committee

The Compensation and Corporate Governance Committee of the Corporation (the “Compensation and Corporate Governance Committee”) has been assigned the responsibility of reviewing the remuneration package for the Chief Executive Officer, the Chief Financial Officer, and other senior executives and to recommend changes, if any, to the Board. In making its recommendations, the Compensation and Corporate Governance Committee considers each individual’s performance and remuneration and incentives paid to senior executives of comparable companies. The Compensation and Corporate Governance Committee also seeks the views of the members of the senior executive team, when reviewing compensation for other executive officers. It is also the responsibility of the Compensation and Corporate Governance Committee to review any proposals concerning the Corporation’s incentive stock option plan and deferred share unit plan, including grant proposals for approval by the Board.

The Compensation and Corporate Governance Committee evaluates all executive compensation policies and programs with a view to confirming that the policies and programs do not drive behaviors that would result in inappropriate or excessive risk taking, and that the Corporation’s compensation policies and practices do not result in identified risks that are likely to have a material effect on the Corporation. This evaluation process which focuses on five areas: 1) strategic / operational risk; 2) compliance risk; 3) reputational risk; 4) talent risk; and 5) financial / economic risk. Risks are assessed and considered on both an individual element basis and in totality.

The Corporation’s remuneration package is designed to attract, retain and reward highly qualified individuals and motivate them to achieve performance objectives aligned with the Corporation’s vision and strategic direction and consistent with shareholders value creation. The Corporation’s goal is to provide market competitive remuneration consistent with responsibility level, experience and performance. In addition, the Compensation and Corporate Governance Committee also takes into consideration the current financial position of the Corporation, the corporate objectives and evaluation of how these objectives were or were not met, and individual performance when determining annual compensation levels.

Benchmarking

In 2016, the Compensation and Corporate Governance Committee did not perform a benchmark analysis with respect to the Corporation’s executive compensation program.

Named Executive Officers

Applicable securities regulations require that the Corporation give details of the compensation paid to the Corporation’s “Named Executive Officers” who are defined as follows:

(a)	the Chief Executive Officer of the Corporation;

(b)	the Chief Financial Officer of the Corporation;

(c)	each of the three most highly compensated executive officers of the Corporation, or the three mostly highly compensated individuals acting in a similar capacity, other than the Chief Executive Officer and Chief Financial Officer, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and

(d)	each individual who would be a named executive officer under paragraph (c) but for the fact that the individual was neither an executive officer of the Corporation, nor acting in a similar capacity, at the end of that financial year.

Based on the above criteria, the Corporation has determined the Named Executive Officers to be the Chief Executive Officer, the Chief Financial Officer, the Chief Medical Officer, the Vice President of Clinical Research and the Vice President of Manufacturing and Product Development.

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Components of Executive Compensation

The Corporation’s executive compensation philosophy is supported by the following four elements of our executive compensation program for the Named Executive Officers:

Fixed components:

1.	Base salary
2.	Employee benefits program and other perquisites

Variable components:

1.	Short-term incentive opportunity
2.	Long-term incentive and retention program

Each component of the executive compensation program is defined and discussed below.

Base salary

A competitive base salary serves to attract and retain strong leadership. The base salary for an executive is determined through the evaluation of the responsibilities of the position, the executive’s relevant experience, past and current performance, as well as through evaluation of market compensation levels for the role. Individual salaries are adjusted annually based on the individual’s competencies and through evaluation of the Corporation’s results.

Employee benefits program and other perquisites

The Corporation’s employee benefits program includes health, dental, vision, life and disability components and is designed to provide a level of protection to all employees, including executive officers, and their families in the event of death, illness, or disability.

In terms of perquisites, the Corporation’s RRSP matching program is open to all employees, including executives, and allows for Corporation matching of up to 5% of the employee’s base salary per year. The Corporation also sponsors up to 50% of the cost of fitness memberships for all employees to a maximum of $300.

Short-term incentive opportunity

The Corporation believes that long-term growth of value for Shareholders is derived from the execution of short and long-term approved strategic initiatives.

The annual incentive program for the Named Executive Officers is based on their performance as a team against corporate objectives approved by the Board of Directors. Bonuses are paid in full following awards approved by the Board of Directors, at its full discretion, based on recommendation of the Committee. The target for annual incentive compensation for Named Executives has been established as a percentage of their respective base salary as shown in the table, the Board of Directors retains full discretion in assessing such achievement and may approve an award in excess of such target. In addition, the Board may also factor in individual achievement, if warranted.

The annual incentive is calculated as a percentage of the salary as shown in the table.

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	Maximum annual incentive in	Distribution of the annual incentive in 2016
	percentage of	Corporate	Personal
Named Executive Officers	the salary	objectives	performance	Education	Total
Frederic Ors	50%	100%	-	-	100%
Kimberly Stephens	30%	100%	-	-	100%
Gabriela Rosu(1)	Nil	Nil	Nil	Nil	Nil
Marc Mansour(2)	Nil	Nil	Nil	Nil	Nil
Leeladhar Sammatur	25%	80%	15%	5%	100%
Rita Nigam	25%	80%	15%	5%	100%

(1)	Dr. Rosu joined the Corporation on November 7, 2016 and was not eligible for a bonus in 2016.
(2)	Dr. Mansour resigned on March 15, 2016 with an effective date on March 31, 2016.

As part of its duties and responsibilities and in conjunction with year-end assessments, the Committee will review the realization of the Corporation’s objectives and meet with management to discuss and consider each element contained in the corporate objectives. The Committee also meets in private to discuss this matter.

The Corporation’s 2016 annual key objectives (the “2016 Key Objectives”) were grouped under four general goals including (i) Financial/share Appreciation, (ii) Scientific/Clinical, (iii) Business Development/Partnering and (iv) Human Resources. The following specific objectives were underlying 2016 Key Objectives:

	Objectives		%	Attainment

Financial /	1.	Execute a Board approved financing strategy by	20%		100%	20%
Share Appreciation		Q2 2016, which secures a minimum of $7.5 million for the Corporation to fund operations and the planned clinical trials over the next year.		-	Raised $16M in 2016 in two bought deals at a minimal discount

	2.	Execute an IR/PR strategy, in cooperation with the Finance Committee to increase exposure to Canadian/ US investors	20%	-	50% Stock price was around 0.40$ when new CEO was appointed at the end of March 2016 and was $0.68 on December 30, 2016.	10%
				-	Two new analyst coverage
				-	More trading volume

		TOTAL	40%			30%
Scientific /	1.	Obtain interim clinical data with DPX-Survivac	6%		90%	5.5%
Clinical				-	Results in Q1-2017

	2.	Successfully receive regulatory clearance for a	6%		100%	6%
		combination trial with a checkpoint inhibitor in ovarian cancer by Q4 2016		-	Approval of Incyte trial by FDA and Health Canada

	3.	Successfully initiate a Phase 2 combination trial	6%		0%	0%
				-	Not yet initiated

	4.	To generate the pre-clinical data to support	6%		100%	6%
		another immunotherapy combination with a defined clinical path		-	PD-1 +CPA + DPX Survivac combination study successfully completed

	5.	To be compliant for DPX-Survivac (GMP, GCP,	6%		100%	6%
		GLP) confirmed by external audit by Q4 2016.		-	Successfully completed

		TOTAL	30%			23.5%

21

	Objectives		%	Attainment
Business	1.	Finalize a clinical trial collaboration with a	8.3%		80%	6.75%
Development /Partnering		pharma company with their checkpoint inhibitor.		-	Approval received but implementation significantly delayed

	2.	Secure at least one additional clinical trial	8.3%		80%	6.75 $
		collaboration with a pharmaceutical company with a checkpoint inhibitor.		-	Final approval from Merck but contract with PMH not yet finalized

	3.	Sign licensing deals for infectious diseases.	8.4%		0%	0%
				-	Entered into new collaboration with Leidos (Zika and Malaria)

		TOTAL	25%			13.5%
Human	1.	Expand the senior management team by one	1.67%		100%	1.67%
Resources		additional officer.		-	Hired Chief Medical Officer

	2.	Improve communications across the Corporation	1.67%		100%:	1.67%
				-	Increased frequency of executive and company meetings.

	3.	Invest in employees’ professional development	1.67%		100%	1.67%
		by ensuring that every employee completes professional development training that benefits them in their role within the Corporation.		-	Successfully completed at all levels with GxP training, project management and other job specific training

		TOTAL	5%			5%

		TOTAL	100%			72%

The Compensation and Corporate Governance Committee then reviewed the Annual Incentive Award recommendation prepared by the Chief Executive Officer for all Named Executive Officers (except for himself). The Committee also assessed the Chief Executive Officer’s performance for 2016 and, further to such review the Committee provided a recommendation to the Board. The Board reviewed and discussed the recommendation of the Committee for the Named Executive Officers and for the Chief Executive Officer and approved the following payment of the Annual Incentive Award to the Named Executive Officers and the Chief Executive Officer:

	Annual incentive	Distribution of the annual incentive in 2016
	approved as a	Corporate	Personal
	percentage of Base	objectives	performance	Education	Total
Named Executive Officers	Salary	($)	($)	($)	($)
Frederic Ors	36.7%	110,000	—	—	110,000
Kimberly Stephens	22.5%	43,300	—	—	43,300
Gabriela Rosu(1)	Nil	Nil	Nil	Nil	Nil
Marc Mansour(2)	Nil	Nil	Nil	Nil	Nil
Leeladhar Sammatur	19.0%	23,000	5,400	2,000	30,400
Rita Nigam	18.9%	23,000	5,300	2,000	30,300

(1)	Dr. Rosu joined the Corporation on November 7, 2016 and was not eligible for a bonus in 2016.
(2)	Dr. Mansour resigned on March 15, 2016 with an effective date on March 31, 2016.

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Long-term incentive and retention program

Stock option grants are part of the long-term incentive and retention program and serve to motivate and encourage executives and employees to deliver performance that increases the value of the Corporation through growth of the share price over the long term. All stock option grants are approved by the Board through its Compensation and Corporate Governance Committee. The process for issuing stock option grants is in line with the short-term incentive program described above. Previous grants of stock options are taken into account when considering new grants. The Stock Option Plan provides for the issuance of options to the Corporation’s directors and employees (and for the purposes of the Stock Option Plan, an “employee” includes a person who provides services to the Corporation). See “Securities Authorized for Issuance Under Equity Compensation Plans” on page 29 of this Circular for a summary of the material provisions of the Stock Option Plan.

Named Executive Officers or directors are not permitted to purchase financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the Named Executive Officer or director.

Employee Inducement Options

As an inducement for Ms. Gabriela Rosu to join the Corporation as Chief Medical Officer, Ms. Rosu was granted, on November 7, 2016, 200,000 stock options of the Corporation (the “CMO Options”). The CMO Options were issued outside the number of options available for grant under the Stock Option Plan as per the Toronto Stock Exchange’s Company Manual but are governed by the terms of the Stock Option Plan. The CMO Options have an exercise price of $0.69, vest in accordance with the following schedule: (i) 66,666 options will vest 6 months after the date of grant; (ii) 66,667 additional options will vest 12 months after the date of grant; and (iii) the remaining 66,667 options will vest 18 months after the date of grant and the CMO Options expire on November 7, 2021.

Option-based awards

Option-based awards are granted in accordance with the terms set out in the above section “Long-term incentive and retention program”.

23

PERFORMANCE GRAPH

The following graph compares the total cumulative shareholder return for $100 invested in the Corporation’s Common Shares on December 31, 2011 with the cumulative total return of the Toronto Stock Exchange’s S&P/TSX Composite Index (including the reinvestment of dividends) for the five most current completed financial years.

	2011	2012	2013	2014	2015	2016
IMV	$100.00	$110.61	$131.82	$212.12	$224.24	$206.06
S&P/TSX Composite Index	$100.00	$104.00	$113.94	$122.40	$108.82	$127.88

Executive officer’s compensation is not based primarily on the performance of the Shares and, as such, executive officers’ compensation may not be directly correlated to the performance of the Corporation’s Shares. In addition to market performance, Named Executive Officer’s compensation is based on a number of non-market driven factors.

Although one of the main focuses of the Corporation is to create shareholder value, and the Corporation believes such value has been reflected by an increase in share price in the last years, share price performance alone cannot be taken into account to draw appropriate conclusions with respect to the executive officers’ compensation. Nonetheless, a portion of the Named Executive Officer’s aggregate compensation, as shown on the Summary Compensation Table, is composed of stock options. Accordingly, long-term compensation for the Named Executive Officer’s is dependent on the trading prices for the Shares. Therefore, the actual level of these individuals’ compensation is linked, to a certain degree, to the performance of the Shares.

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SUMMARY COMPENSATION TABLE

The following table provides a summary of compensation earned during the three most recently completed financial years ended December 31, 2016, 2015 and 2014, by the Named Executive Officers:

					Non-equity incentive plan
					compensation
					($)
			Option
	Financial		based		Annual	Long-term	All other		Total
Name and principal	Period	Salary	awards		incentive	incentive	compensation		Compensation
position	Ended	($)	($)(1) (2)		plans	plans	($) (3)(9)		($)
Frederic Ors(4)	Dec 31, 2016	274,554	357,500		110,000	Nil	6,667		748,721
Chief Executive Officer	Dec 31, 2015	134,615	185,000		28,500	Nil	Nil		348,115
	Dec 31, 2014	-	-		-	-	-		-
Kimberly Stephens(5)	Dec 31, 2016	163,764	157,500		43,300	Nil	23,005	(9)	387,569
Former Chief Financial	Dec 31, 2015	185,231	192,500		26,400	Nil	7,750		411,881
Officer	Dec 31, 2014	163,232	135,240		29,800	Nil	6,440		334,712
Gabriela Rosu (6)	Dec 31, 2016	40,769	112,000	(7)	Nil	Nil	Nil		152,769
Chief Medical Officer	Dec 31, 2015	-	-		-	-	-		-
	Dec 31, 2014	-	-		-	-	-		-
Marc Mansour(8)	Dec 31, 2016	68,019	157,500		Nil	Nil	287,281	(9)	512,800
Former Chief Executive	Dec 31, 2015	270,077	Nil		Nil	Nil	12,083		282,160
Officer	Dec 31, 2014	250,689	716,000		55,000	Nil	10,000		1,031,689
Leeladhar Sammatur	Dec 31, 2016	155,548	17,685		30,400	Nil	7,397		211,030
VP, Manufacturing and	Dec 31, 2015	117,835	27,500		12,300	Nil	7,227		164,862
Product Development	Dec 31, 2014	117,378	63,000		2,800	Nil	5,150		188,328
Rita Nigam	Dec 31, 2016	142,019	20,880		30,300	Nil	7,216		200,415
VP, Clinical Research	Dec 31, 2015	125,046	55,000		18,800	Nil	6,795		205,641
	Dec 31, 2014	123,284	63,000		19,500	Nil	5,410		211,194

(1)	Options may be exercised as follows: 1/3 each six month period following their grant; or 1/3 immediately and 1/3 one year following their grant and final 1/3 two years following their grant; or all immediately.
(2)	The fair value of the stock options granted annually is obtained by multiplying the number of options granted by their value established according to the Black-Scholes model. This value is the same as the fair book value established in accordance with International Financial Reporting Standards and accounting for the following assumptions:

	$0.74 exercise price grant	$0.62 exercise price grant	$0.69 exercise price grant
Risk free rate:	3%	3%	3%
Dividend yield:	0%	0%	0%
Volatility:	102%	115%	100%
Expected lifetime:	4.3 years	4.3 years	4.3 years
Fair value per option:	$0.45	$0.50	$0.56

(3)	Included in all other compensation is the Corporation’s RRSP matching program, and other taxable benefits.
(4)	Mr. Ors joined the Corporation as of April 27, 2015. Effective April 1, 2016, Mr. Ors became Chief Executive Officer.
(5)	Ms. Kimberly Stephens announced, on October 3, 2016, her resignation as Chief Financial Officer. Her resignation as Chief Financial Officer became effective on February 20, 2017.
(6)	Dr. Rosu joined the Corporation as of November 7, 2016 as Chief Medical Officer.
(7)	Represents the CMO Options granted to Ms. Rosu on November 7, 2016 in connection with her appointment as Chief Medical Officer.
(8)	Dr. Mansour announced, on March 15, 2016, his resignation as CEO. His resignation became effective on March 31, 2016.
(9)	Included in all other compensation for Marc Mansour and Kimberly Stephens is $270,000 and $4,900 of contract payments, respectively.

Mr. Ors has a written employment agreement pursuant to which he is entitled to receive an annual salary of $315,000 effective January 1, 2017, as compensation for his services as Chief Executive Officer of the Corporation. Mr. Ors is also eligible to participate in any short-term incentive compensation plan. The agreement will continue for an indefinite period, except if terminated in the circumstances described under “Termination and Change of Control Benefits” below. Mr. Ors’ employment agreement also provides for, among other things, non-compete and non-solicitation covenants in favour of the Corporation during the term of his employment and during the 12-month period following the date his employment is terminated.

Prior to Ms. Stephens’ resignation as Chief Financial Officer, she had a written employment agreement pursuant to which she was entitled to receive an annual salary of $192,400, effective January 1, 2016, as compensation for her services as Chief Financial Officer of the Corporation. Ms. Stephens was also eligible to participate in any short-term incentive compensation plan. The agreement would have continued for an indefinite period, except if terminated in the circumstances described under “Termination and Change of Control Benefits” below. Ms. Stephens’ employment agreement also provided for, among other things, non-compete and non-solicitation covenants in favour of the Corporation during the term of her employment and during the 12-month period following the date her employment is terminated. Ms. Stephens announced, on October 3, 2016, her resignation as Chief Financial Officer. Her resignation as Chief Financial Officer became effective on February 20, 2017.

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Dr. Rosu has a written employment agreement pursuant to which she is entitled to receive an annual salary of $270,300, effective January 1, 2017, as compensation for her services as Chief Medical Officer of the Corporation. Dr. Rosu is also eligible to participate in any short-term incentive compensation plan. The agreement will continue for an indefinite period, except if terminated in the circumstances described under “Termination and Change of Control Benefits” below. Dr. Rosus’ employment agreement also provides for, among other things, non-compete and non-solicitation covenants in favour of the Corporation during the term of her employment and during the 12-month period following the date her employment is terminated.

Mr. Sammatur has a written employment agreement pursuant to which he is entitled to receive an annual salary of $163,200 effective January 1, 2017, as compensation for his services as Vice President of Manufacturing and Product Development of the Corporation. Mr. Sammatur is also eligible to participate in any short-term incentive compensation plan. The agreement will continue for an indefinite period, except if terminated in the circumstances described under “Termination and Change of Control Benefits” below. Mr. Sammatur’s employment agreement also provides for, among other things, non-compete and non-solicitation covenants in favour of the Corporation during the term of his employment and during the 6-month period following the date his employment is terminated.

Dr. Nigam has a written employment agreement pursuant to which she is entitled to receive an annual salary of $163,200, effective January 1, 2017, as compensation for her services as Vice President of Clinical Research of the Corporation. Dr. Nigam is also eligible to participate in any short-term incentive compensation plan. The agreement will continue for an indefinite period, except if terminated in the circumstances described under “Termination and Change of Control Benefits” below. Dr. Nigam’s employment agreement also provides for, among other things, non-compete and non-solicitation covenants in favour of the Corporation during the term of her employment and during the 6-month period following the date her employment is terminated.

INCENTIVE PLAN AWARDS

Outstanding Equity Awards

A summary of all outstanding option-based and share-based awards as at December 31, 2016 for the Named Executive Officers is included in the following table.

	Option-based Awards				Share-based Awards
							Market or
					Number of	Market or	payout value of
	Number of				shares or	payout value of	share-based
	securities				units of	share-based	awards that
	underlying			Value of	shares that	awards that	were not paid
	unexercised	Option		unexercised in-the-	have not	were not paid	out or
	options	exercise price	Option	money options	vested	or distributed	distributed
Name	(#)	($)	expiration date	($)	(#)	($)	($)
Frederic Ors (1)	250,000	0.88	04/27/2020	-	N/A	N/A	N/A
Chief Executive Officer	350,000	0.74	01/21/2021	-
	400,000	0.62	08/29/2021	24,000
Kimberly Stephens (2)	50,000	0.40	03/09/2017	14,000	N/A	N/A	N/A
Former Chief Financial	239,000	0.74	01/17/2019	-
Officer	350,000	0.66	02/02/2020	7,000
	350,000	0.74	01/21/2021	-
Gabriela Rosu (3)	200,000	0.69	11/07/2021	-	N/A	N/A	N/A
Chief Medical Officer
Marc Mansour (4)	35,000	1.00	03/31/2017	-	N/A	N/A	N/A
Former Chief Executive	40,000	1.00	03/31/2018	-
Officer	710,000	0.74	01/17/2019	-
	45,000	1.00	03/31/2019	-
	400,000	0.71	08/14/2019	-
	350,000	0.74	01/21/2021	-
Leeladhar Sammatur	15,000	1.00	03/31/2018	-	N/A	N/A	N/A
VP Manufacturing and	15,000	1.00	03/31/2019	-
Product Development	45,000	0.40	03/09/2017	12,600
	30,900	0.28	04/30/2018	12,360
	100,000	0.74	01/17/2019	-
	50,000	0.66	02/02/2020	1,000
	39,300	0.74	01/21/2021	-
Rita Nigam	4,400	1.00	03/31/2019	-	N/A	N/A	N/A
VP Clinical Research	45,000	0.40	03/09/2017	12,600
	32,460	0.28	04/30/2018	12,984
	100,000	0.74	01/17/2019	-
	100,000	0.66	02/02/2020	2,000
	46,400	0.74	01/21/2021	-

(1)	Mr. Ors joined the Corporation as of April 27, 2015. Effective April 1, 2016, Mr. Ors became Chief Executive Officer.
(2)	Ms. Kimberly Stephens announced, on October 3, 2016, her resignation as Chief Financial Officer. Her resignation as Chief Financial Officer became effective on February 20, 2017.
(3)	Dr. Rosu joined the Corporation as of November 7, 2017 as Chief Medical Officer.
(4)	Dr. Mansour announced, on March 15, 2016, his resignation as CEO. His resignation became effective on March 31, 2016.

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Value vested or earned during the year of incentive plan awards

The table below presents the value vested during the year ended December 31, 2016 of all awards to the Named Executive Officers.

		Share-based awards –	Non-equity incentive plan
	Option-based awards - Value	Value vested during	compensation – Value earned
	vested during the year	the year	during the year
Name	($)	($)	($)
Frederic Ors (1)	310,099	Nil	110,000
Chief Executive Officer

Kimberly Stephens (2)	158,174	Nil	43,300
Former Chief Financial Officer

Gabriela Rosu (3)	22,151	Nil	Nil
Chief Medical Officer

Marc Mansour (4)	133,597	Nil	Nil
Former Chief Executive Officer

Leeladhar Sammatur	19,145	Nil	30,400
VP Manufacturing and Product
Development

Rita Nigam	25,991	Nil	30,300
VP Clinical Research

(1)	Mr. Ors joined the Corporation as of April 27, 2015. Effective April 1, 2016, Mr. Ors became Chief Executive Officer.
(2)	Ms. Kimberly Stephens announced, on October 3, 2016, her resignation as Chief Financial Officer. Her resignation as Chief Financial Officer became effective on February 20, 2017.
(3)	Dr. Rosu joined the Corporation as of November 7, 2017 as Chief Medical Officer.
(4)	Dr. Mansour announced, on March 15, 2016, his resignation as CEO. His resignation became effective on March 31, 2016.

27

PENSION PLAN BENEFITS

The Corporation does not have a pension plan benefit. The Corporation’s RRSP matching program in favour of its Named Executive Officers is included as all other compensation in the previous summary compensation table.

TERMINATION AND CHANGE OF CONTROL BENEFITS

All of the Named Executive Officers have entered into employment contracts with the Corporation for an undetermined period. In the case of resignation, retirement or termination of employment with cause, every Named Executive Officer contract provides there will be no severance payment made. However, the Named Executive Officers would be entitled to any vacation due.

The actual amounts that a Named Executive Officer would receive upon termination of employment can only be determined at the time of termination and is based on the number of months of base salary at that time. The following table provides the number of months of salary and corresponding value that the Named Executive Officers would have received if the termination had occurred on December 31, 2016:

Leeladhar
Sammatur
			Kimberly Stephens		Gabriela Rosu		VP Manufacturing		Rita Nigam
	Frederic Ors		Former Chief		Chief Medical		and Product		VP Clinical
	Chief Executive Officer		Financial Officer		Officer		Development		Research
Event	Number of months	Value ($)	Number of months	Value ($)	Number of months	Value ($)	Number of months	Value ($)	Number of months	Value ($)

Termination without cause	12 months salary plus employee benefits for the next 12 months	331,050	7 months salary plus employee benefits for the next 7 months	119,042	6 months salary plus employee benefits for the next 6 months	143,556	6 months salary plus employee benefits for the next 6 months	87,335	6 months salary plus employee benefits for the next 6 months	85,830

Termination with cause	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Change of control	24 months salary plus benefits and immediate vesting of all unvested stock options granted	662,100	9 months salary plus benefits and immediate vesting of all unvested stock options granted	153,054	12 months salary plus benefits and immediate vesting of all unvested stock options granted	287,112	6 months salary plus employee benefits for the next 6 months	87,335	6 months salary plus employee benefits for the next 6 months	85,830

28

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table summarizes equity securities that have been issued and are available for issuance under the Stock Option Plan and DSU Plan as of December 31, 2016:

	Number of securities to be			Number of securities remaining
	issued upon exercise of		Weighted-average exercise	available for future issuance
	outstanding options, warrants		price of outstanding options,	under equity compensation
Plan Category	and rights		warrants and rights	plans
Equity compensation plans approved by securityholders(2)	6,402,647		$0.69	1,873,494

Equity compensation plans not approved by securityholders	200,000	(1)	$0.69	N/A

Total	6,552,647		$0.69	1,873,494

(1)	Represents Shares issuable upon exercise of CMO Options granted to Ms. Rosu on November 21, 2016 in connection with her appointment as Chief Medical Officer. See “Compensation Discussion and Analysis - Components of Executive Compensation - Long-term incentive and retention program - Employee Inducement Options” on page 23 of this Circular.
(2)	Includes the Stock Option Plan and the DSU Plan which is subject to ratification by the Shareholders at the Meeting.

Stock Option Plan

The following is a summary of the main provisions of the Stock Option Plan.

As discussed under “Business to be Transacted at the Meeting – Amendment to the Stock Option Plan” on page 10 of this Circular, the maximum number of Shares that can be issued upon the exercise of options granted under the Stock Option Plan has been increased to 11,000,000 Shares, subject to approval of the Shareholders at the Meeting. Any Shares subject to an option which has been granted under the Stock Option Plan that expires or terminates without having been fully exercised may be subject of a further option under the Stock Option Plan.

The number of Shares issuable to insiders of the Corporation, at any time, pursuant to the Stock Option Plan and any other security based compensation arrangement (as such term is defined in the Toronto Stock Exchange Company Manual) cannot exceed 10% of the issued and outstanding Shares and the number of Shares issued to insiders of the Corporation, within any one year period, under the Stock Option Plan and any other security based compensation arrangement cannot exceed 10% of the issued and outstanding Shares.

The Board may grant options to directors, officers, employees, consultants of the Corporation and, if applicable, its subsidiaries and holding companies of such persons.

The exercise price of the options is determined by the Board at the time of the grant of an option, but cannot be lower than the volume weighted average trading price of the Shares on the principal stock exchange on which the Shares are trading for the five trading days immediately preceding the day on which the stock option is granted.

If approved by the Board, in lieu of paying the exercise price in cash for the Shares that may be issued pursuant to the exercise of stock options, a participant may elect to acquire the number of Shares determined by subtracting the exercise price from the volume weighted average trading price of the Shares on the principal stock exchange on which the Shares are trading for the five trading days immediately preceding the day on which the stock option is exercised (the “VWAP”), multiplying the difference by the number of Shares in respect of which the stock option was otherwise being exercised and then dividing that product by such VWAP. In such event, the number of Shares as so determined (and not the number of Shares to be issued under the stock option) will be deemed to be issued under the Stock Option Plan and all the stock options surrendered will be cancelled.

At the time of grant, the Board, at its discretion, may set a vesting schedule, that is, one or more dates from which an option may be exercised in whole or in part. The maximum period during which an option may be exercised is ten years from the date on which it is granted, however, at its discretion, the Board has the right to set a shorter period of time during which an option is exercisable. If the expiry date of an option should occur during or within 10 business days after the last day of any period during which a policy of the Corporation prevents a holder of options from trading in the Shares or in any other securities of the Corporation or exercising or converting any exercisable or convertible securities of the Corporation, the expiry date for the option will be the last day of such 10 business day period.

29

All benefits, rights and stock options accruing to any option holder in accordance with the terms and conditions of the Stock Option Plan shall be non-transferable and non-assignable unless specifically provided in the Stock Option Plan.

In the event of the death or permanent disability of an option holder, any stock option previously granted to an option holder shall be exercisable until the earlier of (i) the end of its term or (ii) the expiration of 12 months after the date of death or permanent disability of such option holder.

If an option holder ceases to be a director, officer, employee or consultant of the Corporation or its subsidiaries (as the case may be) for any reason other than being dismissed from his office or employment for cause, death or permanent disability, their stock options will terminate at 6:00 p.m. (Halifax time) on the earlier of (i) the end of its term or (ii) 90 days after the date such option holder ceases to hold be a director, officer, employee or consultant of the Corporation as the case may be. During this period, an option holder may exercise their stock option to the extent they were entitled to at the date of such cessation. Options that had not vested on the date of such cessation shall be immediately cancelled.

If an option holder ceases to be a director, officer, employee or consultant of the Corporation or its subsidiaries (as the case may be) as a result of being dismissed from their office or employment for cause or an option holder’s contract as a consultant being terminated before its normal termination date for cause, their options shall immediately be cancelled and may not be exercised as of the termination or dismissal date.

The number of Shares subject to the Stock Option Plan shall be increased or decreased proportionately in the event of the subdivision or consolidation of the outstanding Shares, and in any such event a corresponding adjustment shall be made to the number of Shares deliverable upon the exercise of any stock option granted prior to such event without any change in the total price applicable to the unexercised portion of the stock option, but with a corresponding adjustment in the price for each Share that may be acquired upon the exercise of the stock option. In case the Corporation is reorganized or merged or consolidated or amalgamated with another corporation, appropriate provisions shall be made for the continuance of the stock options outstanding under the Stock Option Plan and to prevent any dilution or enlargement of the same.

Notwithstanding any other provision in the Stock Option Plan, in the event of a proposed Change of Control (as defined in the Stock Option Plan), the Board may, as deemed necessary or equitable by the Board in its sole discretion and subject to regulatory approvals, as applicable, determine the manner in which all unexercised stock options granted under the Stock Option Plan will be treated including, for example, accelerating the vesting of the stock options, accelerating the expiry of the term of the stock options and accelerating the time for the fulfillment of any conditions or restrictions on such exercise.

The Board may make the following types of amendments to the Stock Option Plan without seeking the approval of the shareholders of the Corporation: (i) amendments of a “housekeeping” nature; (ii) amendments necessary to comply with the provisions of applicable law (including, without limitation, the rules, regulations and policies of the TSX); (iii) amendments necessary in order for stock options to qualify for favourable treatment under applicable taxation laws; (iv) amendments respecting the administration of the Stock Option Plan; (v) any amendment to the vesting provisions of the Stock Option Plan; (vi) amend any term of any outstanding stock option (including, without limitation, the exercise price, vesting and expiry of the stock option), provided that, (A) if the amendments would reduce the exercise price or extend the expiry date of stock options granted to insiders, other than as authorized pursuant to the Stock Option Plan, approval of the disinterested shareholders of the Corporation must be obtained; and (B) the Board would have had the authority to initially grant the stock option under the terms as so amended; (vii) any amendment to the early termination provisions of the Stock Option Plan or any stock option, whether or not such stock option is held by an insider of the Corporation, provided such amendment does not entail an extension beyond the original expiry date; (viii) any amendment to the termination provisions of the Stock Option Plan or any stock option, provided any such amendment does not entail an extension of the expiry date of such stock option beyond its original expiry date; (ix) the addition or modification of a cashless exercise feature, payable in cash or in securities, which provides for a full or partial deduction of the number of underlying Shares from the Stock Option Plan reserve; (x) amendments necessary to suspend or terminate the Stock Option Plan; and (xi) any other amendment, whether fundamental or otherwise, not requiring shareholders’ approval under applicable laws.

30

However, the Board may not, without the approval of the shareholders of the Corporation, make amendments to the Stock Option Plan for any of the following purposes: (i) to increase the maximum number of shares that may be issued pursuant to options granted under the Stock Option Plan; (ii) to reduce the exercise price or extend the expiry date of options for the benefit of an insider; (iii) to increase the maximum number of shares issuable to insiders under the Stock Option Plan; or (iv) to amend the provisions of Section 19(c) of the Stock Option Plan that are described in the above paragraph.

Deferred Share Unit Plan

Please refer to the section “Business to be Transacted at the Meeting - Deferred Share Unit Plan - Summary of DSU Plan” on page 12 of this Circular for a summary of the main provisions of the DSU Plan.

INFORMATION ON THE AUDIT COMMITTEE

Disclosure with respect to the composition of the Corporation’s Audit Committee, the Mandate of the Audit Committee and other disclosure required to be made under National Instrument 52-110 Audit Committees is contained in the Corporation’s Annual Information Form filed on March 30, 2017 under the Corporation’s profile on the SEDAR website at www.sedar.com.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As of March 31, 2017, no executive officer, director, proposed nominee for election as a director or employee, former or present, of the Corporation was indebted to the Corporation.

LIABILITY INSURANCE

The Corporation subscribes liability insurance for the benefit of its directors and officers to cover them against certain liabilities contracted by them in such capacity. For the most recently completed financial year, this insurance provided for a coverage limit of $25 million per loss and policy year and the premium paid by the Corporation amounted to $40,950 on an annualized basis. When the Corporation is authorized or required to indemnify an insured, a deductible of $25,000 applies. The policy contains standard industry exclusions.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the Corporation’s knowledge and except as stated below or as otherwise specified in this Circular, no material transaction involving the Corporation or any of its subsidiaries has been entered into since the beginning of the Corporation’s most recently completed financial year ended December 31, 2016, or are proposed to be entered into, in which any director or executive officer of the Corporation, or any person who beneficially owns, or controls or directs, directly or indirectly, more than 10% of the Shares or any director or executive officer of such persons or of any subsidiary of the Corporation or any proposed director of the Corporation and each of their associates or affiliates has had or expects to have a direct or indirect material interest.

MANAGEMENT CONTRACTS

Management functions of the Corporation and its subsidiaries are not, to any degree, performed by a person or persons other than the directors or executive officers of the Corporation or its subsidiaries.

CORPORATE GOVERNANCE PRACTICES

The Board is committed to developing, implementing and monitoring good corporate governance practices, and providing full and complete disclosure of its systems of corporate governance. The mandate of the Board is attached as Schedule “E” hereto. The following describes the Corporation’s approach to corporate governance.

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Board of Directors

The Board is responsible for the supervision of management and for approving the overall direction in a manner which is in the best interests of the Corporation. As a practice, the Board approves significant corporate communications with shareholders. The Board participates fully in assessing and approving strategic plans and prospective decisions proposed by management of the Corporation. To ensure that the principal business risks that are borne by the Corporation are appropriately managed, the Board:

•	receives periodic reports from management of its assessment and management of such risks;

•	monitors financial and operating performance. This ongoing regular monitoring function often entails review and comment by the Board on various management reports; and

•	monitors through the Audit Committee, internal accounting and control procedures and reviews detailed financial information contained in management reports and acts upon the recommendations of the Corporation’s auditor.

A number of the Corporation’s current directors sit on boards of directors of other reporting issuers. For each such director, the following table lists the name of the reporting issuer on whose board of directors the director currently serves.

Name	Name of Issuer
Wayne Pisano	Oncolytics Biotech Inc.
Wade Dawe	Fortune Bay Corp. Torrent Capital Ltd. Pivot Technology Solutions, Inc. Kneat.com Inc.

Of the current Board, Messrs. Sheldon (Chairman), Scardino, Dawe, Hall, Pisano, Smithers and Dr. Tilley are considered to be “independent directors” within the meaning of the National Instrument 52-110 Audit Committees (“NI 52-110”). The only director who was not independent during the year ended December 31, 2016 is Frederic Ors. Mr. Ors is the Chief Executive Officer of the Corporation. The Board therefore has a majority of independent directors.

Board Functioning

The Board adopted a Corporate Governance Policy which, among other things, sets out those matters, in addition to those required by statute, which must be brought by the Chief Executive Officer or other senior management to the Board for approval. The Corporate Governance Policy ensures that all major strategic decisions, including any change in the strategic direction and acquisitions and/or divestitures of a material nature, will be presented by management to the Board for approval. As part of its ongoing activity, the Board regularly receives and comments upon reports of management as to the performance of the Corporation’s business and management’s expectations and planned actions in respect thereto.

Independent directors hold an in camera session without the presence of any director who is not independent and without the presence of any management members, at each scheduled Board meeting. During the most recently completed financial year, the independent Board members have held five such meetings.

The attendance record of each director for the Board and committee meetings held from January 1, 2016 to December 31, 2016, is as follows:

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Compensation and Corporate
Director	Board of Directors	Audit Committee	Governance Committee	Finance Committee(5)
Albert Scardino	10 / 10	-	3 / 3	-
James W. Hall	10 / 10	4 / 4	-	-
Wade K. Dawe	9 / 10	-	3 / 3	-
Wayne Pisano	9 / 10	4 / 4	3 / 3	-
Alfred Smithers	7 / 10	-	-	-
Bradley Thompson(1)	4 / 4	1 / 1	1 / 1	-
Frederic Ors	7 / 7(2)	-	-	-
Andrew Sheldon	7 / 7(3)	1 / 1(4)	2 / 2(4)	-
Shermaine Tilley	5 / 5(6)	1 / 2(7)	-	-
Marc Mansour	2 / 2(8)	-	-	-

(1)	Mr. Thompson resigned from the Board, the Audit Committee and the Compensation and Corporate Governance Committee effective May 6, 2016.
(2)	Mr. Ors joined the Board on April 14, 2016.
(3)	Mr. Sheldon joined the Board on April 14, 2016.
(4)	Mr. Sheldon is a non-voting member of the Audit Committee and the Compensation and Corporate Governance Committee.
(5)	There were no meetings of the Finance Committee in 2016 before it dissolved effective June 30, 2016.
(6)	Dr. Tilley joined the Board on June 8, 2016.
(7)	Dr. Tilley joined the Audit Committee on June 23, 2016.
(8)	Dr. Mansour resigned from the Board effective March 31, 2016.

Board Committees

The Board has an Audit Committee and a Compensation and Corporate Governance Committee and had a Finance Committee which was dissolved June 30, 2016. Each committee has a formal mandate outlining its responsibilities and its obligations to report its recommendations and decisions to the Board.

The Compensation and Corporate Governance Committee is comprised of independent directors and has been charged by the Board with the responsibility of:

•	reviewing and making recommendations to the Board regarding compensation policies and practices. The Compensation and Corporate Governance Committee shall: obtain appropriate information about compensation policies and payments by Canadian companies of a comparable size to the Corporation; establish objectives, evaluate performance, recommend compensation, and develop a process for succession planning; review and approve appointments, promotions, terminations of senior management; and recommend grants of stock options and deferred share units subject to the Board’s subsequent ratification;

•	proposing to the full Board new nominees to the Board and for assessing directors on an ongoing basis. The Compensation and Corporate Governance Committee evaluates qualifications for proposed new directors. This committee performs the role which might otherwise be served by a nominating committee;

•	periodically assessing the performance, effectiveness, and compensation of the Board as a whole and its committees and is responsible for making recommendations to the Board on any proposed changes; and

•	considering the implications of risks associated with the Corporation’s compensation policies and practice.

Orientation and Continuing Education

The Board does not have a formal orientation program for new directors, and does not have any formal continuing education for its members. The Board, however, acquires their education and expertise as a result of professional designations and ongoing obligations to remain current, experience and knowledge gained from serving on other boards of directors, the ability to tap into personal and professional contacts for advice, including from business leaders in various sectors, as well as specific industry players.

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Ethical Business Conduct

The Corporation has adopted a Code of Business Conduct and Ethics (the “Code”) applicable to directors, officers and employees. All employees, officers and directors are provided with a copy of the Code and are required to sign an acknowledgement that they have read and agree to comply with the terms of the Code. A copy of the Code may be obtained on SEDAR at www.sedar.com or by request to the Corporate Secretary of the Corporation. The Board satisfies itself regarding compliance with the Code through its review of the activities of the Corporation, discussions by the Audit Committee with the external auditors of the Corporation without management present, and enquiries within management.

Compensation

The Compensation and Corporate Governance Committee is responsible for determining appropriate compensation for executive officers and directors in light of the nature of activities and size of the Corporation, and making recommendations to the Board in that respect, as described above under the heading “Compensation Discussion and Analysis”.

Assessments

The Board, the Board’s committees and the directors will be subject to an annual assessment. Each Director is required to complete a self-evaluation and an evaluation of the performance of the Board, the Board’s committees and their respective chairpersons. These evaluations are then reviewed by the Compensation and Corporate Governance Committee, which will present its recommendations to the Board. The evaluation of the Compensation and Corporate Governance Committee and its Chairperson will be reviewed by the Chairperson of the Board who will present his recommendations to the Board.

Director Term Limits and Other Mechanisms of Board Renewal

The Board has not adopted term limits for directors or other mechanisms of board renewal as it believes that the imposition of director term limits or other mechanisms of board renewal on a board implicitly discounts the value of experience and continuity amongst the board members and runs the risk of excluding experienced and potentially valuable board members as a result of arbitrary determination. The Board believes that it can best strike a balance between continuity and fresh perspectives without mandated term limits or other mechanisms of board renewal.

Diversity

The Corporation recognizes and embraces the benefits of having a diverse Board and senior management, and sees increasing diversity at director and executive officer levels as an essential element in maintaining a competitive advantage. The Corporation implemented a formal diversity policy on July 14, 2015.

The Corporation has historically endeavoured to have a diverse Board with a sufficient number of directors to encourage a variety of opinions on matters which come before the Board, while at the same time limiting its membership to a number of directors that facilitates effective and efficient decision making. The Compensation and Corporate Governance Committee believes that having a diverse Board and management team offers a depth of perspective and enhances Board and management operations. The Compensation and Corporate Governance Committee identifies candidates to the Board and management of the Corporation that possess skills with the greatest ability to strengthen the Board and management. The Compensation and Corporate Governance Committee will consider candidates on merit against objective criteria and with due regard for the benefits of diversity on the Board. In particular, in order to promote gender diversity, the Committee will give due consideration for female representation in the director nomination process by searching for, or requesting a search firm to provide, female candidates in the solicitation process.

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The Compensation and Corporate Governance Committee will continuously monitor the level of female representation on the Board and in management positions and, where appropriate, recruit qualified female candidates as part of the Corporation’s overall recruitment and selection process to fill Board or management positions, as the need arises, through vacancies, growth or otherwise. Where a qualified female candidate can offer the Corporation a unique skill set or perspective (whether by virtue of such candidate’s gender or otherwise), the Compensation and Corporate Governance Committee anticipates that it would typically select such a female candidate over a male candidate. Where the Compensation and Corporate Governance Committee believes that a male candidate and a female candidate each offer the Corporation substantially the same skill set and perspective, the Compensation and Corporate Governance Committee anticipates that it will consider numerous other factors beyond gender and the overall level of female representation in deciding which candidate to offer a position to. Due to the size of the Corporation, its activities, and its small number of employees, the Corporation has not yet set measurable objectives for achieving gender diversity. The Corporation will consider establishing measureable objectives as it develops. As at March 31, 2017, three out of six (50%) of the executive officers of the Corporation are women, and one out of eight (13%) of the directors are women.

RECEIPT OF SHAREHOLDER PROPOSALS FOR 2017 ANNUAL MEETING

Under the Canada Business Corporations Act, a registered holder or beneficial owner of Shares that will be entitled to vote at the 2018 annual meeting of shareholders may submit to the Corporation, before December 30, 2017, a proposal in respect of any matter to be raised at such meeting.

ADDITIONAL INFORMATION

Additional information with respect to the Corporation may be found on SEDAR at www.sedar.com and on the Corporation’s website at www.imvaccine.com. Copies of the Corporation’s financial statements and management discussion and analysis (“MD&A”) are available on request from the Secretary of the Corporation or by consulting the SEDAR web site at www.sedar.com. Financial information of the Corporation is provided in its comparative financial statements and MD&A for the Corporation’s most recently completed period.

APPROVAL OF THE CIRCULAR

The content and transmission of this Circular have been approved by the Board.

Halifax, Nova Scotia, March 31, 2017.

By Order of the Board of Directors

(s) Pierre Labbé
Mr. Pierre Labbé
Chief Financial Officer

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SCHEDULE “A”

SHAREHOLDERS’ RESOLUTION

Adoption of Amendment to Stock Option Plan

BE AND IT IS HEREBY RESOLVED THAT:

1.	Immunovaccine Inc. (the “Corporation”) is hereby authorized to amend its stock option plan (the “Stock Option Plan”) to increase the maximum number of Shares reserved for issuance under the Stock Option Plan by 1,900,000, from 9,100,000 to 11,000,000; and

2.	any director or officer of the Corporation is hereby authorized to execute or cause to be executed and to deliver or cause to be delivered, all such documents and instruments and to do or cause to be done all such other acts and things as such director or officer may determine to be necessary or desirable in order to carry out the intent of this resolution, such determination to be conclusively evidenced by the execution and delivery of such documents and other instruments or the doing of any such act or thing.

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SCHEDULE “B”

DEFERRED SHARE UNIT PLAN

ARTICLE 1

INTRODUCTION

1.1	PURPOSE

The purpose of the Plan is to provide Participants with an opportunity to receive a portion or all of their compensation in Deferred Share Units. The Plan aims to align the interests of Participants with those of the shareholders of the Corporation. The Plan is meant to qualify under paragraph 6801(d) of the Income Tax Regulations (Canada) and consequently will not be a salary deferral arrangement or an employee benefit plan as those terms are defined in subsection 248(1) of the Income Tax Act (Canada).

1.2	DEFINITIONS

In this Plan:

(a)	“Account” means the account maintained by the Corporation in respect of each Participant to record Deferred Share Units for the Participant;

(b)	“Applicable Laws” means all laws and regulations applicable to the Corporation and its affairs, and all applicable regulations and policies of such regulatory authorities, stock exchanges or over-the-counter markets as have jurisdiction over the affairs of the Corporation;

(c)	“Applicable Withholding Taxes” has the meaning set forth in Article 9 of the Plan;

(d)	“Award Date” means in respect of Deferred Share Units awarded as (i) the Director’s Fees, as contemplated by Article 3, the last day of each of March, June, September and December of a calendar year on which dates the Deferred Share Units shall be deemed to be awarded, in arrears, to a Participant; or (ii) discretionary awards as contemplated by Article 4, on such date as the Board determines;

(e)	“Board” means the board of directors of the Corporation;

(f)	“Business Day” means any day other than a Saturday, Sunday or statutory or civic holiday in the Province of Nova Scotia;

(g)	“Corporate Secretary” means the corporate secretary of the Corporation;

(h)	“Corporation” means Immunovaccine Inc. and its successors and assigns, and any reference in the Plan to activities by the Corporation means action by or under the authority of the Board;

(i)	“Deferred Share Unit” means a bookkeeping entry reflecting a Participant’s entitlements under the Plan, each Deferred Share Unit equivalent in value to a Share;

(j)	“Director” means any member, from time to time, of the Board;

(k)	“Fair Market Value” means the volume-weighted average trading price calculation per Share for the five (5) trading days immediately preceding the Award Date as reported by the Stock Exchange;

(l)	“Fees” means any of a Director’s annual board retainer, and fees for chairing the Board, a committee of the Board or being a member of a committee;

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(m)	“Insider” has the meaning set out in the Toronto Stock Exchange Company Manual;

(n)	“Participant” means any current or former Director of the Corporation who is not an employee or officer of the Corporation or of its subsidiaries and who has been or is eligible to be credited with Deferred Share Units under the Plan;

(o)	“Plan” means this plan entitled “Immunovaccine Inc. Deferred Share Unit Plan”, as amended from time to time;

(p)	“Related Entity” means a person that controls or is controlled by the Corporation or that is controlled by the same person that controls the Corporation;

(q)	“Security Based Compensation Arrangement” has the meaning set out in the Toronto Stock Exchange Company Manual;

(r)	“Share” means a common share in the share capital of the Corporation;

(s)	“Stock Exchange” means the Toronto Stock Exchange or such other stock exchange as the Board may designate from time to time and, if the Shares are not at any time listed and posted for trading on the Toronto Stock Exchange or such other stock exchange as the Board may designate from time to time, the stock exchange or securities quotation system on which the highest volume of Shares is then traded; and

(t)	“Termination” means the cessation of a Participant’s directorship, which is deemed to have occurred as of the date of such cessation.

1.3	INTERPRETATION

In this Plan, words importing the singular meaning shall include the plural and vice versa, and words importing the masculine shall include the feminine gender.

1.4	EFFECTIVE DATE OF THE PLAN

The effective date of the Plan shall be December 21, 2016. The Board shall review and confirm the terms of the Plan from time to time.

ARTICLE 2

ADMINISTRATION

2.1	ADMINISTRATION OF THE PLAN

The Plan shall be administered by the Board, which shall have full authority to interpret the Plan, to establish, amend and rescind any rules and regulations relating to the Plan and to make such determinations as it deems necessary or desirable for the administration of the Plan. The Board may require that any Participant provide certain representations, warranties and certifications to the Corporation to satisfy the requirements of Applicable Laws, including without limitation, exemptions from the registration requirements of the United States Securities Act of 1933, as amended, and applicable state securities laws. All actions taken and decisions made by the Board in this regard shall be final, conclusive and binding on all parties concerned, including, but not limited to, the Corporation, the Participants and their legal representatives.

2.2	DELEGATION

The Board may delegate to any Director, officer or employee of the Corporation such of the Board’s duties and powers relating to the Plan as the Board may see fit.

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2.3	DETERMINATION OF VALUE IF SHARES NOT PUBLICLY TRADED

Should the Shares not be publicly traded on the Stock Exchange at the relevant time, such that the Fair Market Value cannot be determined in accordance with the formulae set out in the definitions of those terms, such values shall be determined by the Board acting in good faith.

2.4	NO LIABILITY

Neither the Board, the Corporate Secretary, nor any officer or employee of the Corporation shall be liable for any act, omission, interpretation, construction or determination made in good faith in connection with this Plan, and the members of the Board, the Corporate Secretary and such officers and employees of the Corporation shall be entitled to indemnification by the Corporation in respect of any claim, loss, damage or expense (including legal fees and disbursements) arising therefrom to the fullest extent permitted by law. The costs and expenses of implementing and administering this Plan shall be borne by the Corporation.

2.5	ELIGIBILITY AND PARTICIPATION

(a)	All Directors of the Corporation shall be eligible to participate in the Plan.

(b)	As a condition of participating in the Plan, each Participant shall be required to provide the Corporation with all information and undertakings that the Corporation requires in order to administer the Plan and comply with Applicable Laws, including applicable tax laws.

(c)	Nothing herein contained shall be deemed to give any person the right to be retained as a Director or at any time to continue as a Director or employee nor shall the eligibility of a Director as a Participant entitle such Participant to receive any award under any other compensation or incentive plan of the Corporation. Except as otherwise provided, nothing contained herein shall in any way entitle a Participant to receive or acquire Shares or to acquire any rights or entitlements as a shareholder of the Corporation.

2.6	CURRENCY

Except where expressly provided otherwise all references in the Plan to currency refer to lawful Canadian currency.

ARTICLE 3

ELECTION

3.1	IRREVOCABLE ELECTION

Each year, a Participant who is a Director may elect to receive up to one hundred per cent (100%) of his or her Fees, but not less than 50% of his or her fees, in the form of Deferred Share Units (in the form of an irrevocable election attached hereto as Appendix “A”) with the balance to be paid in cash.

3.2	TIMING OF ELECTION

In the case of a newly appointed Director (the “designation”), the election, which shall be in respect of Fees earned after such designation during the fiscal year of the designation, must be completed, signed and delivered to the Corporate Secretary as soon as possible and, in any event, no later than thirty (30) days after the designation. In the case of an existing Participant, the election must be completed, signed and delivered to the Corporate Secretary by the end of the fiscal year preceding the fiscal year during which the Participant will earn the Fees or bonus in question and to which such election is to apply.

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3.3	DETERMINATION OF DEFERRED SHARE UNITS

The Corporation shall grant, in respect of each Participant, that number of Deferred Share Units (including fractional Deferred Share Units) as is determined by dividing the amount of Fees or other compensation that, but for an election, would have been paid to the Participant, by the Fair Market Value as of the Award Date, with fractions computed to three decimal places and shall credit the Participant’s Account with such Deferred Share Units. A Participant shall not be entitled to any other benefit under this Plan.

The determination by the Board of any question which may arise as to a grant hereunder shall be final and binding on Participants and other persons claiming or deriving rights through any of them.

ARTICLE 4

DISCRETIONARY GRANTS

Subject to this Article 4 and such other terms and conditions as the Board may prescribe, the Board may from time to time award Deferred Share Units to a Participant. The number of Deferred Share Units (including fractional Deferred Share Units) to be credited as of the Award Date in respect of a grant under this Article 4 shall be such number of Deferred Share Units as the Board in its discretion determines to be appropriate in the circumstances.

ARTICLE 5

CONFIRMATION OF AWARD AND STATEMENTS

5.1	CONFIRMATION OF AWARD

Certificates representing Deferred Share Units shall not be issued by the Corporation. Instead, the award of Deferred Share Units to a Participant shall be evidenced by a letter to the Participant from the Corporation.

5.2	REPORTING OF DEFERRED SHARE UNITS

Statements of Accounts will be provided to the Participants, on an annual basis, by January 31 of each year.

ARTICLE 6

VESTING

Deferred Share Units (and fractional Deferred Share Units) shall vest immediately upon being credited to a Participant’s Account.

ARTICLE 7

ADJUSTMENTS

7.1	ADJUSTMENTS

The number of Deferred Share Units standing to the credit of an Account shall also be appropriately adjusted to reflect the payment of dividends in Shares (other than dividends in the ordinary course), the subdivision, consolidation reclassification, conversion or exchange of the Shares, or a merger, consolidation, recapitalization, reorganization, spin off or any other change or event which affects the Fair Market Value and which, in the sole discretion of the Board, necessitates action by way of adjustment to the number of Deferred Share Units. The appropriate adjustment in any particular circumstance shall be conclusively determined by the Board in its sole discretion, subject to acceptance by the Stock Exchange, if applicable.

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ARTICLE 8

REDEMPTION

8.1	REDEMPTION OF DEFERRED SHARE UNITS

Deferred Share Units (and fractional Deferred Share Units) credited to a Participant’s Account shall not be redeemable except upon the earlier of the death or Termination of the Participant.

In the event of the death or Termination of a Participant, no further Deferred Share Units will be credited to such Participant’s Account, and any election by such Participant to receive any future Fees or bonus, as the case may be, in the form of Deferred Share Units shall be revoked.

8.2	REDEMPTION ON DEATH

In the event of the death of a Participant, all Deferred Share Units (and fractional Deferred Share Units) credited to the Participant’s Account shall be redeemable and settled:

(a)	for an amount of money determined by multiplying the number of Deferred Share Units (and fractional Deferred Share Units) by the Fair Market Value as of the date of death, net of any Applicable Withholding Taxes,

(b)	in favor of the Participant’s legal representative,

(c)	no later than the end of the calendar year following the year in which the death occurs.

Upon redemption by the Participant pursuant to paragraph 8.4 or at the end of the period provided in paragraph 8.2(c), if not already redeemed by the Participant, the Corporation will issue to the Participant a number of Shares from treasury equal to the number of Deferred Share Units credited in the Account, less the number Shares that results by dividing the aggregate amount of the Applicable Withholding Taxes by the Fair Market Value as of the date of redemption. The Corporation may elect to pay to the Participant’s legal representative the amount determined under paragraph 8.2(a), by cheque, upon redemption or by the deadline provided for under paragraph 8.2(c), if not already redeemed by the Participant’s legal representative. All Deferred Share Units (and fractional Deferred Share Units) will expire and terminate upon such payment.

8.3	REDEMPTION ON TERMINATION

In the event of the Termination of a Participant, all Deferred Share Units (and fractional Deferred Share Units) credited to the Participant’s Account shall be redeemable and settled:

(a)	as described below, net of any Applicable Withholding Taxes,

(b)	in favor of the Participant,

(c)	no later than the end of the calendar year following the year in which Termination occurs.

Upon redemption by the Participant pursuant to paragraph 8.4 or at the end of the period provided for in paragraph 8.2(c), if not already redeemed by the Participant, the Corporation will issue to the Participant a number of Shares from treasury equal to the number of Deferred Share Units credited in the Account, less the number Shares that results by dividing the aggregate amount of the Applicable Withholding Taxes by the Fair Market Value as of the date of redemption. The Corporation may elect to pay to the Participant’s legal representative the amount determined under paragraph 8.3(a), by cheque, upon redemption or by the deadline provided for under paragraph 8.3(a), if not already redeemed by the Participant’s legal representative. All Deferred Share Units (and fractional Deferred Share Units) will expire and terminate upon such payment.

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8.4	NOTICE OF REDEMPTION

Deferred Share Units (and fractional Deferred Share Units) that have become redeemable may be redeemed by written notice, in a form reasonably required by the Board, signed by:

(a)	the Participant and delivered to the Board not later than fifteen (15) Business Days prior to the end of the calendar year following the date of Termination, or

(b)	the Participant’s legal representative and delivered to the Board not later than fifteen (15) Business Days prior to the end of the calendar year following the date of death where the Participant had not already delivered a notice.

8.5	COMPLIANCE WITH APPLICABLE LAWS

No Share shall be delivered under the Plan unless and until the Board has determined that all provisions of Applicable Laws and the requirements of the Stock Exchange have been satisfied. The Board may require, as a condition of the issuance and delivery of Shares pursuant to the terms hereof, that the recipient of such Shares make such covenants, agreements and representations, as the Board in its sole discretion deems necessary or desirable.

8.6	NO FRACTIONAL SHARES

The Corporation shall not be required to issue, or to purchase and deliver, fractional Shares on account of the redemption of Deferred Share Units. If any fractional interest in a Share would, except for this provision, be issuable or deliverable on the redemption of Deferred Share Units, the Corporation shall, in lieu of delivering any certificate of such fractional interest, satisfy such fractional interest by paying to the Participant a cash amount equal to the fraction of the Share corresponding to such fractional interest multiplied by the Fair Market Value of such Share.

8.7	NO INTEREST

For greater certainty, no interest shall accrue to, or be credited to, a Participant on any amount payable under the Plan.

8.8	MAXIMUM NUMBER OF SHARES ISSUABLE

Subject to adjustment in accordance with Section 7.1, the maximum number of Shares which the Corporation may issue from treasury in connection with the redemption of Deferred Share Units granted under the Plan shall be 1,500,000 Shares, or such greater number as may be approved from time to time by the Corporation’s shareholders in accordance with the requirements of the Stock Exchange.

8.9	MAXIMUM NUMBER OF SHARES ISSUABLE TO INSIDERS

During any twelve (12) month period, the number of Shares issued from treasury to Insiders under this Plan or any other Security Based Compensation Arrangement of the Corporation shall not exceed ten percent (10%) of the issued and outstanding Shares; and the number of Shares issuable from treasury to Insiders, at any time, under this Plan or any other Security Based Compensation Arrangement of the Corporation shall not exceed ten percent (10%) of the issued and outstanding Shares.

ARTICLE 9

TAX MATTERS

9.1	WITHHOLDING

The Corporation may withhold an amount corresponding to the aggregate of any federal, provincial, local or foreign taxes and other amounts required by law to be withheld (the “Applicable Withholding Taxes”), from any amount (including by reducing the number of Shares to be issued) owing to a Participant including any amount owing under this Plan.

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9.2	COMPLIANCE WITH INCOME TAX ACT

Notwithstanding the foregoing and Section 11.1, all actions of the Board and the Corporate Secretary shall be such that this Plan continuously meets the conditions of paragraph 6801(d) of the Income Tax Regulations (Canada), or any successor provision, in order to qualify as a “prescribed plan or arrangement” for the purposes of the definition of a “salary deferral arrangement” contained in subsection 248(1) of the Income Tax Act (Canada).

ARTICLE 10

COMMUNICATION

10.1	COMMUNICATION TO PARTICIPANT

Any payment, notice, statement, certificate or other instrument required to be given to a Participant or any person claiming or deriving any rights through him or her shall be given by:

(a)	delivering it personally to the Participant or the person claiming or deriving rights through him or her, as the case may be; or

(b)	mailing it, postage prepaid (provided that the postal service is then in operation) or delivering it to the address which is maintained for the Participant in the records of the Corporation.

10.2	COMMUNICATION TO CORPORATION

Any payment, notice, statement, certificate or instrument required or permitted to be given to the Corporation shall be given by mailing it, postage prepaid (provided that the postal service is then in operation) or delivering it to the Corporation at the following address:

Immunovaccine Inc.

1344 Summer Street, Suite 412

Halifax, Nova Scotia B3H 0A8

Attention: Corporate Secretary

Facsimile: (902) 492-0888

Email:fors@imvaccine.com

or to such other person or in such other manner as is notified to a Participant.

10.3	TIMING OF DELIVERY

Any payment, notice, statement, certificate or instrument, if delivered, shall be deemed to have been given or delivered on the date on which it was delivered or, if mailed (provided that the postal service is then in operation), shall be deemed to have been given or delivered on the second Business Day following the date on which it was mailed.

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ARTICLE 11

GENERAL

11.1	AMENDMENT, SUSPENSION, OR TERMINATION OF PLAN

(a)	The Board may, at any time, suspend or terminate this Plan. The Board may also, at any time, amend or revise the terms of this Plan subject to the receipt of all necessary regulatory and shareholders approvals, provided that no such amendment or revision shall alter the terms of any Deferred Share Unit granted under this Plan prior to such amendment or revision .

(b)	Without limiting the generality of the foregoing, the Board may make the following types of amendments to this Plan without seeking the approval of the shareholders of the Corporation:

(i)	amendments to the definition of “Participant” or the eligibility requirements for participating in the Plan, where such amendments would not have the potential of broadening or increasing Insider participation;

(ii)	amendments to the manner in which Participants may elect to participate in the Plan;

(iii)	amendments to the provisions of the Plan relating to the redemption of Deferred Share Units and the dates for the redemption of the same, provided that no amendment shall accelerate the redemption of a Participant’s Deferred Share Units prior to the earlier of his or her Termination or death, subject to obtaining the required regulatory approvals;

(iv)	amendments of a “housekeeping” nature including, without limiting the generality of the foregoing, any amendment for the purpose of curing any ambiguity, error or omission in the Plan or to correct or supplement any provision of the Plan that is inconsistent with any other provision of the Plan;

(v)	amendments necessary to comply with the provisions of Applicable Laws and the requirements of the Stock Exchange;

(vi)	amendments respecting the administration of the Plan;

(vii)	amendments to the vesting provisions of the Plan;

(viii)	amendments necessary to continuously meet the requirements of paragraph 6801(d) of the Income Tax Regulations (Canada) and to ensure that the Plan is not a salary deferral arrangement or an employee benefit plan as those terms are defined in subsection 248(1) of the Income Tax Act (Canada);

(ix)	amendments necessary to suspend or terminate the Plan; and

(x)	any other amendment, whether fundamental or otherwise, not requiring shareholders’ approval under Applicable Laws.

(c)	Notwithstanding the provisions of Section 11.1(b), the Board may not, without the approval of the shareholders of the Corporation, make amendments to the Plan for any of the following purposes:

(i)	to increase the maximum number of Shares that may be issued pursuant to the redemption of Deferred Share Units granted under the Plan as set out in Section 8.8;

(ii)	to increase the maximum number of Shares issuable pursuant to Section 8.9; and

(iii)	to amend the provisions of this Section 11.1(c).

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(d)	In the event of any conflict between Sections 11.1(b) and 11.1(c), the latter shall prevail.

(e)	If the Board terminates the Plan, no new Deferred Share Units (other than Deferred Share Units that have been granted but vest subsequently pursuant to Article 6) will be credited to the Account of a Participant, but previously credited (and subsequently vesting) Deferred Share Units shall be redeemed in accordance with the terms and conditions of the Plan existing at the time of termination. The Plan will finally cease to operate for all purposes when the last remaining Participant receives the redemption price for all Deferred Share Units recorded in the Participant’s Account. Termination of the Plan shall not affect the ability of the Board to exercise the powers granted to it hereunder with respect to Deferred Share Units granted under the Plan prior to the date of such termination.

(f)	All Participants will be sent written notice of any amendment, modification, suspension or termination of the Plan.

11.2	COMPLIANCE WITH LAWS

(a)	The administration of the Plan, including the Corporation’s issuance of any Deferred Share Units or its obligation to make any payments or issuances of securities in respect thereof, including Shares, shall be subject to and made in conformity with all Applicable Laws. Furthermore, any grant of Deferred Share Units or issuance of Shares pursuant to the Plan must be exempt or not subject to registration under applicable United States federal and state securities laws. Any Deferred Share Units or Shares granted or issued to a person in the United States (as such term is defined in Regulation S promulgated under the United States Securities Act of 1933, as amended) will result in any certificate representing such securities bearing a United States restrictive legend restricting transfer of such securities under United States federal and state securities laws.

(b)	Each Participant shall acknowledge and agree (and shall be conclusively deemed to have so acknowledged and agreed by participating in the Plan) that the Participant shall, at all times, act in strict compliance with the Plan and all Applicable Laws, including, without limitation, those governing “insiders” of “reporting issuers” as those terms are construed for the purposes of applicable securities laws, regulations and rules.

(c)	No election may be made and no issuance of Deferred Share Units will be made pursuant to this Plan and no notice of redemption may be given by a Participant when such Participant is in possession of material, undisclosed and confidential information which would limit or restrict such person’s right to trade in securities of the Corporation pursuant to the Securities Act (Quebec) as amended or in any other similar provisions of any Applicable Laws. The Corporation may extend or change applicable issuance dates or time periods in its discretion to ensure compliance as it may reasonably determine.

(d)	In the event that the Board recommends and the Board, after consultation with the Corporation’s Chief Financial Officer and external auditors, determines that it is not feasible or desirable to honour an election in favour of Deferred Share Units or to honour any other provision of the Plan under International Financial Reporting Standards as applied to the Plan and the Accounts established under the Plan for each Participant, the Board shall make such changes to the Plan as the Board reasonably determines, after consultation with the Corporation’s Chief Financial Officer and external auditors, are required in order to avoid adverse accounting consequences to the Corporation with respect to the Plan and the Accounts established under the Plan for each Participant, and the Corporation’s obligations under the Plan shall be satisfied by such other reasonable means as the Board shall in its good faith determine, provided that such changes would not extend the settlement or satisfaction of the obligations of the Corporation beyond the end of the calendar year following the year in which the Termination occurs and that all such charges shall be made in order to ensure that the Plan remains compliant under all Applicable Laws.

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11.3	REORGANIZATION OF THE CORPORATION

The existence of any Deferred Share Units shall not affect in any way the right or power of the Corporation or its shareholders to make or authorize any adjustment, recapitalization, reorganization or other change in the Corporation’s capital structure or its business, or any amalgamation, combination, merger or consolidation involving the Corporation or to create or issue any bonds, debentures, shares or other securities of the Corporation or the rights and conditions attaching thereto or to effect the dissolution or liquidation of the Corporation or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar nature or otherwise.

11.4	GENERAL RESTRICTIONS AND ASSIGNMENT

(a)	The rights of a Participant pursuant to the terms of the Plan are non-assignable or alienable by him either by pledge, assignment or in any other manner, and after his or her lifetime shall enure to the benefit of and be binding upon the Participant’s estate.

(b)	The rights and obligations of the Corporation under the Plan may be assigned by the Corporation to a successor in the business of the Corporation.

11.5	NO RIGHT TO SERVICE

Neither participation in the Plan nor any action taken under the Plan shall give or be deemed to give any Participant a right to continued appointment as a Director, and shall not interfere with any right of the shareholders of the Corporation to remove any Participant as a Director.

11.6	NO SHAREHOLDER RIGHTS

Deferred Share Units are not Shares and under no circumstances shall Deferred Share Units be considered Shares. Deferred Share Units shall not entitle any Participant any rights attaching to the ownership of Shares, including, without limitation, voting rights, or rights on liquidation, nor shall any Participant be considered the owner of the Shares by virtue of the award of Deferred Share Units.

11.7	UNFUNDED AND UNSECURED PLAN

The Corporation shall not be required to fund, or otherwise segregate assets to be used for required payments under the Plan. Unless otherwise determined by the Board, the Plan shall be unfunded and the Corporation will not secure its obligations under the Plan. To the extent any Participant or his or her estate holds any rights by virtue of a grant of Deferred Share Units under the Plan, such rights (unless otherwise determined by the Board) shall have no greater priority than the rights of an unsecured creditor of the Corporation.

11.8	NO OTHER BENEFIT

No amount will be paid to, or in respect of, a Participant under the Plan or pursuant to any arrangement and no additional Deferred Share Units will be granted to such Participant as compensation for a downward fluctuation in the Fair Market Value of the Shares nor will any other form of benefit be conferred upon, or in respect, of a Participant for such purpose.

11.9	GOVERNING LAWS

The Plan shall be governed by, and interpreted in accordance with, the laws of the Province of Nova Scotia and the laws of Canada applicable therein, without regard to principles of conflict of laws.

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11.10	UNENFORCEABILITY

If any provision of this Plan is determined to be invalid or unenforceable in whole or in part, such invalidity or unenforceability shall attach only to such provision or part thereof and the remaining part, if any, of such provision and all other provisions hereof shall continue in full force and effect.

APPROVED BY THE BOARD OF THE CORPORATION ON DECEMBER 21, 2016.

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APPENDIX “A”

IMMUNOVACCINE INC.

DEFERRED SHARE UNIT PLAN

THIS IRREVOCABLE ELECTION FORM MUST BE RETURNED TO IMMUNOVACCINE INC. (THE “CORPORATION”) BY EMAIL AT ●@IMVACCINE.COM BY 5:00 P.M. (EASTERN TIME) BEFORE DECEMBER 31, ________. [FOR NEW PARTICIPANTS: WITHIN 30 DAYS OF ELIGIBILITY TO PARTICIPATE] [SUBJECT TO ADDITIONAL RULES FOR U.S. TAXPAYERS.]

IRREVOCABLE ELECTION FORM

1.	GENERAL

(a)	I have received and reviewed a copy of the Corporation’s Deferred Share Unit Plan (the “Plan”) and agree to be bound by it.

(b)	The value of a Deferred Share Unit is based on the trading price of a Share and is thus not guaranteed. The eventual value of a Deferred Share Unit on the applicable redemption date may be higher or lower than the value of the Deferred Share Unit at the time it was allocated to my Account under the Plan.

(c)	I will be liable for income tax when Deferred Share Units are redeemed in accordance with the Plan. Any cash payments made pursuant to the Plan shall be net of Applicable Withholding Taxes (and the number of Shares to which I could be entitled could be reduced to take into account the amount of Applicable Withholding Taxes). I understand that the Corporation is making no representation to me regarding taxes applicable to me under this Plan and I will confirm the tax treatment with my own tax advisor.

(d)	No funds will be set aside to guarantee the redemption of Deferred Share Units or the payment of any other sums due to me under the Plan. Future payments pursuant to the Plan are an unfunded liability recorded on the books of the Corporation. Any rights under the Plan by virtue of a grant of Deferred Share Units shall have no greater priority than the rights of an unsecured creditor.

(e)	I acknowledge and agree (and shall be conclusively deemed to have so acknowledged and agreed by participating in the Plan) that I shall, at all times, act in strict compliance with the Plan and all Applicable Laws, including, without limitation, those governing “insiders” of “reporting issuers” as those terms are construed for the purposes of applicable securities laws, regulations and rules.

(f)	I agree to provide the Corporation with all information and undertakings that the Corporation requires in order to administer the Plan and comply with Applicable Laws.

(g)	I understand that:

(i)	All capitalized terms shall have the meanings attributed to them under the Plan;

(ii)	The redemption of Deferred Share Units must comply with applicable securities laws, including United States federal and state securities laws; and

(iii)	All cash payments, if any, will be net of any Applicable Withholding Taxes.

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(h)	I, as a Director, irrevocably elect to receive _____% of my base retainer and _____% of any other directorship fees in Deferred Share Units for the 20___ calendar year.

Dated this ______________________.

Participant Signature:

Participant Name:

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APPENDIX “B”

IMMUNOVACCINE INC.

DEFERRED SHARE UNIT PLAN

Plan Provisions Applicable to U.S. Taxpayers

This Appendix “B” is an integral part of the Plan. The provisions of this Appendix “B” apply to U.S. Taxpayers notwithstanding anything to the contrary in the Plan or in any election form or award letter. Except as specifically defined in this Appendix “B”, all capitalized terms used in this Appendix “B” have the meaning attributed to them in the Plan.

1.	A U.S. Taxpayer is a Participant who (i) is subject to income taxation in the United States on the income received by his or her services as a Director or and who is not otherwise exempt from U.S. income taxation under the relevant provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) or other Applicable Laws and (ii) who is not subject to income taxation in Canada under the Income Tax Act (Canada) and any similar law of a province.

2.	It is intended that the provisions of the Plan, any election form, or any award letter (collectively referred to as the Plan for this Appendix “B”) and any Deferred Share Units comply with Section 409A of the Code and the U.S. Treasury Regulations and other U.S Internal Revenue Service guidance promulgated thereunder as in effect from time to time (“Section 409A”). In the event of any ambiguity in the language of the Plan or in the operation of the Plan, the Plan shall be construed, interpreted and operated in a manner that will result in compliance with the requirements of Section 409A, to the maximum extent permitted under Applicable Laws.

3.	All elections under Article 2 of the Plan shall be made at a time and in a form that complies with Section 409A.

4.	Notwithstanding Article 8 of the Plan, a U.S. Taxpayer shall not select a date of redemption for payment of his or her Deferred Share Units. Instead, the payment date for any Deferred Share Units payable to a U.S. Taxpayer shall be the date that is thirty (30) days after such U.S. Taxpayer’s date of Termination, unless either (a) the U.S. Taxpayer is a Specified Employee on his or her date of Termination or (b) the US. Taxpayer’s Termination was due to his or her death. If the U.S. Taxpayer is a Specified Employee on his or her date of Termination and such U.S. Taxpayer’s Termination did not arise by reason of his or her death, the payment date in respect of such Deferred Share Units shall be the date that is six (6) months and one day after the U.S. Taxpayer’s Termination, or if earlier, within ninety (90) days after the U.S. Taxpayer’s death. If the Termination occurs due to the U.S. Taxpayer’s death, then payment of such Deferred Share Units shall be made within ninety (90) days of the U.S. Taxpayer’s date of death. On the date of payment, the amount of money or Shares to be paid or delivered to the U.S. Taxpayer shall be determined by Section 8 of the Plan, subject to applicable tax withholdings.

5.	For purposes of this Appendix “B”, the defined term “Termination” for a U.S. Taxpayer shall mean when such U.S. Taxpayer incurs a “separation from service” under U.S. Treasury Regulation § 1.409A-1(h) from the Corporation or a Related Entity (which, for purposes of determining a Termination, shall mean a “service recipient” as defined under U.S. Treasury Regulation § 1.409A-1(h)(3)).

6.	The provisions of Article 7 and Article 11 shall be subject to the limitations and requirements set forth in Section 409A as to the time and form of payment of any Deferred Share Units.

7.	Notwithstanding any other provision of this Appendix “B” or of the Plan to the contrary, neither the time nor the schedule of any payment under this Appendix “B” may be accelerated except as provided in Treas. Reg. § 1.409A-3(j)(4). In addition, under no circumstances may the time or schedule of any payment described in this Appendix “B” be subject to a further deferral except as otherwise permitted herein or required or permitted pursuant to regulations and other guidance issued pursuant to Section 409A. The U.S. Taxpayer does not have any right to make any election regarding the time or form of any payment due under this Appendix “B”.

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8.	If the Corporation fails to make any distribution, either intentionally or unintentionally, at the time specified in this Appendix “B”, but the payment is made later, but within the same calendar year, such distribution will be treated as made at the time specified in this Appendix “B” pursuant to Treas. Reg. § 1.409A-3(d). Additionally, the distribution will be treated as made at the time specified in this Appendix “B” in the other limited circumstances described in Treas. Reg. § 1.409A-3(d). In addition, if a distribution is not made due to a dispute with respect to such distribution, the distribution may be delayed in accordance with Treas. Reg. § 1.409A-3(g).

9.	If any provision of the Plan or in the operation of the Plan contravenes any regulations or Treasury guidance promulgated under Section 409A of the Code or would cause the Deferred Share Units to be subject to the interest and penalties under Section 409A of the Code such provision of the Plan may, to the extent that it applies to U.S. Taxpayers, be modified, without the consent of any U.S. Taxpayer, to maintain, to the maximum extent practicable, the original intent of the applicable provision without violating the provisions of Section 409A of the Code. Notwithstanding the foregoing, neither the Corporation, nor any parent or subsidiary of the Corporation, nor any of their shareholders, directors, officers, employees, agents or representatives shall be liable to any U.S. Taxpayer or his or her heirs, beneficiaries or estate in the event any amounts accrued, due or payable under the Plan become subject to early income inclusion, additional taxes, penalties or interest as a result of the application of Section 409A.

10.	All provisions of the Plan shall continue to apply to a U.S. Taxpayer, except to the extent that they have not been specifically modified by this Appendix “B”.

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SCHEDULE “C”

SHAREHOLDERS’ RESOLUTION

Adoption of the DSU Plan

BE AND IT IS HEREBY RESOLVED THAT:

1.	the deferred share unit plan (the “DSU Plan”) of Immunovaccine Inc. (the “Corporation”) dated as of December 21, 2016 pursuant to which the board of directors of the Corporation may grant defer share units to directors who are not employees or officers of the Corporation, substantially as set forth in Schedule “B” to this Circular, is hereby approved, ratified and confirmed;

2.	the issuance of up to 1,500,000 common shares of the Corporation on the redemption of deferred share units granted under the Deferred Share Unit Plan, as amended from time to time, is hereby authorized and approved; and

3.	any director or officer of the Corporation is hereby authorized to execute or cause to be executed and to deliver or cause to be delivered, all such documents and instruments and to do or cause to be done all such other acts and things as such director or officer may determine to be necessary or desirable in order to carry out the intent of this resolution, such determination to be conclusively evidenced by the execution and delivery of such documents and other instruments or the doing of any such act or thing.

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SCHEDULE “D”

SHAREHOLDERS’ RESOLUTION

Ratification of DSU grants

BE AND IT IS HEREBY RESOLVED THAT:

1.	The grant of 399,842 deferred share units (“DSUs”) to directors that are not employees or officers of Immunovaccine Inc. (the “Corporation”) under the deferred share unit plan (the “DSU Plan”) of the Corporation, is hereby ratified and confirmed in compliance with the requirements of the Toronto Stock Exchange; and

2.	any director or officer of the Corporation is hereby authorized to execute or cause to be executed and to deliver or cause to be delivered, all such documents and instruments and to do or cause to be done all such other acts and things as such director or officer may determine to be necessary or desirable in order to carry out the intent of this resolution, such determination to be conclusively evidenced by the execution and delivery of such documents and other instruments or the doing of any such act or thing.

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SCHEDULE “E”

MANDATE OF THE BOARD OF DIRECTORS

1.	PURPOSE

The purpose of this Mandate is to clarify and to define the boundaries between the roles and responsibilities of management and the Board of Directors of the Corporation. The Board does not manage the Corporation; rather it delegates this function to management, and then supervises and evaluates management’s execution of Board approved corporate strategic plan.

2.	INTERPRETATION

“Board of Directors” or “Board” means the Board of Directors of the Corporation.

“Chairman” means the Chairman of the Board.

“Corporation” means, collectively, Immunovaccine Inc. and its subsidiary, ImmunoVaccine Technologies Inc.

“Financially Literate” means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the consolidated financial statements of the Corporation.

“Independent Director” means a director who has no direct or indirect relationship with the Corporation, which could be reasonably expected to interfere with the exercise of an independent judgment regarding the best interest of the Corporation. Save exceptions, is not an Independent Director the person who:

a)	is or has been within the last three years, an employee or executive officer of the Corporation;

b)	is a member of the immediate family of an individual who is or has been, within the last three years, an executive officer of the Corporation;

c)	is or has been (or whose immediate family member is or has been), within the last three years, an executive officer, a partner or an employee of a material service provider of the Corporation (including the external auditors);

d)	is or has been (or whose immediate family member is or has been), within the last three years, an executive officer of an entity if any of the current executive officers of the Corporation serves or served at the same time on the entity’s Compensation and Corporate Governance Committee;

e)	has a relationship with the Corporation under which he or she may directly or indirectly accept any consulting, advisory or other fees from the Corporation, except for any compensation as a member of the Board of Directors or as a member of a committee of the Board of Directors of the Corporation;

f)	received (or whose immediate family member received) more than $75,000 in direct compensation from the Corporation (excluding fees as a director) during any 12 month period within the last three years;

g)	is a natural person who controls the Corporation;

h)	is an affiliate of the Corporation; or

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i)	is a natural person who is both a director and an employee of the Corporation.

3.	PRINCIPAL DUTIES OF THE BOARD

3.1	General

The Board must be fully informed of the Corporation’s affairs, be actively engaged in the development of the Corporation’s strategic direction and must supervise how that direction is conducted by management. In doing so, the Board is responsible to appoint a competent executive management team. The Board will oversee and monitor the management of the business of the Corporation.

The Corporation will maximize its wealth and well-being through thoughtful, independent business decisions. Through an appropriate system of corporate governance and financial controls, the Board will ensure fair financial reporting to the public, as well as ethical and legal corporate conduct. To ensure that the decisions and actions of management serve the interests of the Corporation, the Board will carry out its mandate through the following committees of the Board: the Audit Committee, and the Compensation and Corporate Governance Committee. The Board may also appoint other committees from time to time.

3.2	Assessment of Integrity of Management

The Board will satisfy itself as to the integrity of the Chief Executive Officer and senior management of the Corporation through its ongoing monitoring of their performance as well as through the Whistleblower Policy. The Board will satisfy itself that the Chief Executive Officer and senior management create a culture of integrity throughout the organization by overseeing and monitoring management to ensure a culture of integrity is maintained.

3.3	Adoption of a Strategic Planning Process

The Board will adopt a strategic planning process and review and approve annually a corporate strategic plan for the operating subsidiary of the Corporation which takes into account, among other things, industry and other trends, research and development and product development strategies, specific problem areas, action plans, and the opportunities and risks of the business. The Board will then also review operating and financial performance results relative to established strategy, budgets and objectives to monitor the progress of the Corporation against the goals addressed in the strategic plan.

3.4	Identification of Principal Risks and Implementing Managing Systems

The Board will identify and review with management the principal business risks to the Corporation and will ensure that appropriate procedures are implemented to monitor and mitigate those risks. The Board will also ensure that effective systems are in place to monitor the integrity of the Corporation’s internal controls and management information systems.

The Board will confirm that management processes are in place to address and comply with applicable corporate, securities and other compliance matters, as well as with applicable laws and regulations. The Board will also confirm and monitor that processes are in place to comply with the Corporation’s by-laws and Whistleblower Policy.

3.5	Succession Planning (Appointment, Training and Monitoring Management)

The Board delegates authority to the Chief Executive Officer for the overall management of the Corporation. This includes strategy and operations to ensure the Corporation’s long term success. To ensure the integrity of the Chief Executive Officer, the Board will:

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a)	approve the Compensation and Corporate Governance Committee’s position description for the Chief Executive Officer. This position description will delineate management’s responsibilities and the corporate goals and objectives that the Chief Executive Officer is responsible for meeting;

b)	assess the performance of the Chief Executive Officer against a set of mutually agreed corporate objectives through a process that includes a comparison of the Chief Executive Officer’s performance against the duties outlined in the Chief Executive Officer position description and review of the Chief Executive Officer’s performance by the Board and the Compensation and Corporate Governance Committee; and

c)	approve Chief Executive Officer compensation as determined by the Compensation and Corporate Governance Committee, through a process described in its mandate.

In meeting its responsibility for ensuring succession planning, the Board will satisfy itself that management possesses the necessary level of integrity, skill and experience. In doing so, the Board will:

a)	establish boundaries between Board and management responsibilities and establish limits of authority delegated to management. In doing so, the Board will decide how engaged it wants to be in influencing management’s decisions and the Corporation’s direction. The Chief Executive Officer and the directors will agree amongst themselves which level of Board engagement best fits the Corporation;

b)	appoint Corporate Officers and approve their compensation, based on level and amount of responsibility, as recommended by the Compensation and Corporate Governance Committee;

c)	monitor the performance of the Chief Executive Officer against corporate objectives directed at maximizing the financial value of the Corporation; and

d)	establish a process to adequately provide for Chief Executive Officer succession.

3.6	Communications Policy

The Board will confirm that management has established a system for corporate communications to shareholders and the public, including processes for consistent, transparent and timely public disclosure. In doing so, the Board, through its Compensation and Corporate Governance Committee, will:

a)	adopt a communications and disclosure policy relating to, among other matters, the confidentiality of the Corporation’s business information and conflicts of interest;

b)	ensure the Corporation maintains the communications systems to effectively communicate with its stakeholders; and

c)	assure themselves that information and reporting systems exist in the Corporation that are reasonably designed to provide timely accurate information sufficient to allow themselves and management to reach informed decisions.

3.7	Approach to Corporate Governance and Governance Guidelines

Transparency, accountability and integrity are not just key elements of good governance, but are fundamental values to the Corporation. To ensure that the Corporation continues to uphold a high standard in governance practices, the Board will:

a)	appoint a Compensation and Corporate Governance Committee composed of directors who meet the criteria for independence contained in applicable laws and stock exchange rules and regulations;

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b)	clearly articulate what is expected from a director by developing a position description for directors, the Chairman, the Chief Executive Officer and the chair of each Board committee; and

c)	review and assess the adequacy of the Audit Committee and the Compensation and Corporate Governance Committee mandates on an annual basis.

4.	BOARD ORGANIZATION

4.1	Availability

The Corporation will only recruit individuals who have sufficient time and energy to devote to the task of being a director.

4.2	Qualifications

The Board will determine Board member qualifications. In doing so, the Board will first determine the competencies and skills the Board as a whole is expected to possess. The Board will then determine what competencies and skills existing directors have, to ensure the capabilities and qualities of each director contribute to the Board’s role in the Corporation.

4.3	Composition

The Board will consist of directors who represent cosmopolitan personal experiences and backgrounds, particularly amongst the independent directors. At a minimum, each director shall have demonstrated the highest personal and professional integrity; significant achievement in his or her field; experience and expertise relevant to the Corporation’s business; a reputation for sound and mature business judgment; the commitment to devote the necessary time and effort in order to conduct his or her duties effectively; and, where required, be Financially Literate.

4.4	Size

The Corporation’s articles permit a maximum of 15 directors. To facilitate effective decision-making, the Board believes that the appropriate size of the Board is currently in the range of 6 to 8 directors.

4.5	Independent Directors

The Board will ensure that the Board is composed of a majority of independent directors.

4.6	Nomination of Directors

Although directors may be nominated to bring special expertise or a point of view to Board deliberations, they are not chosen to represent a particular constituency. The best interests of the Corporation must be paramount at all times. To ensure this, the Board will:

a)	appoint a Compensation and Corporate Governance Committee composed of independent directors; and

b)	confirm a formal process for selecting directors by the Compensation and Corporate Governance Committee.

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5.	BOARD INDEPENDENCE

To promote the effective functioning of the Board and its committees, the Board will:

a)	establish committees composed of independent directors and approve their respective mandates and the limits of authority delegated to each committee; and

b)	ensure that, at the Corporation’s expense, the Board and its committees may retain outside legal and other experts where reasonably required to assist and advise the Board and committees in carrying out their duties and responsibilities.

6.	CHAIRMAN

a)	The Chairman shall be an Independent Director;

b)	The Chairman shall oversee that the Board of Directors discharge its responsibilities, ensure that it evaluates the performance of the executive officers of the Corporation objectively and that the Board understands the boundaries between the Board’s responsibilities and those of the executive officers of the Corporation;

c)	The Chairman should be able to stand sufficiently back from the day-to-day running of the business of the Corporation to ensure that the Board of Directors is in full control of the affairs of the Corporation and alert to its obligations to the Corporation’s shareholders; and

d)	The Chairman, in collaboration with senior management, shall prepare the agenda for Board meetings.

7.	EVALUATION

The Board will establish appropriate processes for the regular evaluation of the effectiveness and performance of the Board, the Board’s mandate, Board committees, the mandates of each Board committee, individual directors and the position descriptions applicable to each individual director.

8.	BOARD COMPENSATION

The Board will review the adequacy and form of directors’ compensation to ensure it realistically reflects the responsibilities and risks involved in being a director. Therefore, the Board will:

a)	appoint a Compensation and Corporate Governance Committee composed entirely of independent directors; and

b)	approve the Compensation and Corporate Governance Committee’s process and determination of directors’ compensation. This process is outlined in the mandate of the Compensation and Corporate Governance Committee.

9.	ETHICAL BUSINESS CONDUCT

To encourage and promote a culture of ethical business conduct in the Corporation, the Board has adopted a Whistleblower Policy for directors, officers and employees, and monitors compliance with that policy.

10.	BOARD’S EXPECTATION OF MANAGEMENT

The Board expects management to act in the best interests of the Corporation. To this end, management will uphold the highest standards of ethical behavior and will create a culture of integrity throughout the Corporation. Management is expected to strive to enhance the financial value and the long term sustainability of the Corporation.

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